Exhibit 99.1

S E C O N D  Q U A R T E R  R E S U L T S
J U N E 3 0 , 2 0 0 7
H I G H L I G H T S
•
Pengrowth reported net income of $271.7 million ($1.11 per trust unit) in the second quarter of 2007 compared to a net loss of $69.8 million ($0.29 per trust unit) in the first quarter of 2007 and net income of $110.1 million ($ 0.69 per trust unit) in the same period last year. Net income in the quarter included a $147.7 million increase in earnings due to a future tax recovery. The future tax recovery was recorded as a result of the enactment of the previously announced tax on income trusts, asset dispositions in the quarter and a reduction in the federal income tax rate.
•
During the second quarter of 2007, Pengrowth generated distributable cash of $196.9 million versus $199.4 million in the first quarter of 2007 and $152.3 million in the second quarter of 2006. Distributions paid or declared to unitholders in the second quarter of 2007 totaled $184.3 million or $0.75 per trust unit reflecting a payout ratio of 94 percent. Pengrowth’s distributions remain unchanged at $0.25 per trust unit per month, up to and including our most recently announced August 15, 2007 distribution.
•
Daily production remained relatively stable in the second quarter of 2007 at 89,633 boe per day when compared to the first quarter of 2007 and increased approximately 59 percent when compared to the second quarter of 2006. The increase is primarily due to the Carson Creek, Esprit Trust and the CP properties acquisitions, SOEP compression and contributions from our ongoing development activities. Pengrowth anticipates full year average daily production in the range of 85,000 boe per day to 87,500 boe per day including the expected divestiture of 8,900 boe per day of production at the time of sale.
•
Development capital for the second quarter of 2007 totaled $44.4 million with approximately 82 percent spent on drilling and completions. Pengrowth participated in drilling 34 gross (15.3 net) wells with a success rate of 94 percent. In addition, Pengrowth participated in the drilling of three injection and one water disposal well (0.9 net).
•
During 2007, Pengrowth intends to dispose of approximately $450 million of non-core properties. In the first half of this year, Pengrowth completed asset sales for proceeds of approximately $282 million. The proceeds were used to partially repay the $600 million bridge facility.
•
Subsequent to the end of second quarter, Pengrowth closed a U.S. $400 million offering of notes issued on a private placement basis on July 26, 2007 in the United States. The private placement consists of 6.35 percent notes due in 2017. The notes are unsecured and rank equally with Pengrowth’s bank facilities and existing term notes.
Note regarding currency: all figures contained within this report are quoted in Canadian dollars unless otherwise indicated.

PENGROWTH ENERGY TRUST - 2 -
Summary of Financial and Operating Results

	Three Months ended June 30			Six Months ended June 30
(thousands, except per unit amounts)	2007	2006	% Change	2007	2006	% Change

INCOME STATEMENT
Oil and gas sales	$443,977	$283,532	57	$876,085	$575,428	52
Net income	$271,659	$110,116	147	$201,825	$176,451	14
Net income per trust unit	$1.11	$0.69	61	$0.82	$1.10	(25)

CASH FLOW
Cash flows from operating activities (1)	$249,960	$126,800	97	$386,389	$283,160	36
Cash flows from operating activities per trust unit	$1.02	$0.79	29	$1.58	$1.77	(11)

Distributable cash * (2)	$196,934	$152,266	29	$396,328	$293,135	35
Distributable cash per trust unit * (2)	$0.80	$0.95	(16)	$1.62	$1.83	(11)
Distributions paid or declared	$184,327	$120,597	53	$367,861	$240,899	53
Distributions paid or declared per trust unit	$0.75	$0.75	—	$1.50	$1.50	—
Payout ratio* (2)	94%	79%	15	93%	82%	11

Capital expenditures	$49,467	$47,999	3	$148,252	$123,060	20
Capital expenditures per trust unit	$0.20	$0.30	(33)	$0.61	$0.77	(21)

Weighted average number of trust units outstanding	245,127	160,592	53	244,745	160,372	53

BALANCE SHEET
Working capital				$(444,394)	$(97,150)	357
Property, plant and equipment				$4,633,861	$2,081,403	123
Long term debt				$1,038,328	$488,310	113
Trust unitholders’ equity				$2,913,152	$1,430,850	104
Trust unitholders’ equity per trust unit				$11.86	$8.90	33

Number of trust units outstanding at period end				245,560	160,777	53

DAILY PRODUCTION
Crude oil (barrels)	27,083	20,342	33	27,271	20,800	31
Heavy oil (barrels)	7,254	4,869	49	7,015	4,943	42
Natural gas (mcf)	280,667	150,976	86	278,096	154,407	80
Natural gas liquids (barrels)	8,519	5,952	43	9,215	6,101	51
Total production (boe)	89,633	56,325	59	89,850	57,578	56

TOTAL PRODUCTION (mboe)	8,157	5,126	59	16,263	10,422	56

PRODUCTION PROFILE
Crude oil	30%	36%		30%	36%
Heavy oil	8%	9%		8%	8%
Natural gas	52%	45%		52%	45%
Natural gas liquids	10%	10%		10%	11%

AVERAGE REALIZED PRICES (after commodity risk management)
Crude oil (per barrel)	$71.81	$72.67	(1)	$69.52	$67.91	2
Heavy oil (per barrel)	$43.52	$50.07	(13)	$42.57	$39.52	8
Natural gas (per mcf)	$7.61	$6.76	13	$7.76	$7.77	—
Natural gas liquids (per barrel)	$56.42	$58.92	(4)	$52.81	$58.57	(10)
Average realized price per boe	$54.39	$54.91	(1)	$53.85	$54.98	(2)

(1)	Prior year restated. See Note 1 to financial statements.

(2	Prior year restated to conform to presentation adopted in current year.

*	See the section entitled “Non-GAAP Financial Measures”.

PENGROWTH ENERGY TRUST - 3 -
Summary of Trust Unit Trading Data

	Three Months ended				Six Months ended
	June 30				June 30
(thousands, except per trust unit amounts)	2007		2006		2007		2006

TRUST UNIT TRADING (Class A)
PGH (NYSE)
High	$19.84	U.S.	$25.00	U.S.	$19.84	U.S.	$25.15	U.S.
Low	$16.45	U.S.	$21.85	U.S.	$15.82	U.S.	$21.50	U.S.
Close	$19.09	U.S.	$24.09	U.S.	$19.09	U.S.	$24.09	U.S.
Value	$428,571	U.S.	$336,990	U.S.	$877,712	U.S.	$653,208	U.S.
Volume	23,668		14,277		50,301		27,698

PGF.A (TSX) *
High	$—		$28.50		$—		$28.96
Low	$—		$24.20		$—		$24.20
Close	$—		$26.70		$—		$26.70
Value	$—		$47,608		$—		$81,449
Volume	—		1,810		—		3,054

TRUST UNIT TRADING (Class B)
PGF.B (TSX) *
High	$—		$26.05		$—		$26.05
Low	$—		$22.41		$—		$20.71
Close	$—		$26.05		$—		$26.05
Value	$—		$459,628		$—		$879,690
Volume	—		18,982		—		37,321

PGF.UN (TSX) *
High	$21.04		$—		$21.04		$—
Low	$18.82		$—		$18.62		$—
Close	$20.27		$—		$20.27		$—
Value	$561,471		$—		$1,306,290		$—
Volume	28,348		—		66,090		—

*	July 27, 2006, Pengrowth’s Class A trust units and Class B trust units were consolidated into a single class of trust units whereas the Class A trust units were delisted from the Toronto Stock Exchange and the Class B trust units were renamed as trust units and their trading symbol changed to PGF.UN.

PENGROWTH ENERGY TRUST - 4 -
President’s Message
To our valued unitholders,
The second quarter of 2007 marked further progress in Pengrowth’s continued transformation and I am pleased to present the unaudited quarterly results for the three months and six months ended June 30, 2007. Pengrowth performed well during the second quarter. We continued to see positive results from our operations and remain well positioned for a generally favourable second half of 2007.
In my annual letter dated February 26, 2007, we set out a number of goals and objectives for the trust in 2007 and I would like to take this opportunity to update our progress on each of these key targets at this pivotal mid-year mark.
2007 key targets include:
1)	Execution of a $275 million capital development program that is focused on asset optimization and organic growth.

2)	Full integration of the assets and people associated with the Carson Creek, Esprit Trust and CP properties acquisitions in order to fully exploit those opportunities identified by our operations teams.

3)	Completion of our property disposition program.

4)	Continuing to make distributions to unitholders while executing a prudent business model.
Pengrowth remained focused on development opportunities during the quarter and continued to achieve encouraging results. Pengrowth’s capital development program totaled approximately $44.4 million in the second quarter with approximately 82 percent directed towards drilling and completions. Pengrowth participated in drilling 34 gross wells (15.3 net) with a success rate of 94 percent. In addition, we participated in the drilling of three injectors and one water disposal well (0.9 net).
Production for the second quarter of 2007 remained relatively stable with average daily production of 89,633 barrels of oil equivalent (boe) per day when compared to the first quarter of 2007 and increased approximately 59 percent when compared to the second quarter of 2006. The increase is mainly attributable to production additions associated with the Carson Creek, Esprit Trust and CP properties acquisitions which closed in the second half of 2006 and early 2007 and were augmented by our capital development program. These additions served to nearly offset natural production declines and the impact of our divestiture program. Based on these results, Pengrowth has increased its forecast for average 2007 production to the range of 85,000 to 87,500 boe per day.
Integration activities associated with the Carson Creek, Esprit Trust and CP properties acquisitions continued into the second quarter. The Carson Creek and Esprit properties have been completely integrated into our asset teams. Work is being done to reroute some gas from Carson Creek to Judy Creek and evaluation is underway for potentially moving all the gas from this area to Judy Creek. These optimizations are expected to result in significant operating cost savings.
Optimization of gas processing has been identified for the Harmattan and Olds properties which will significantly reduce costs incurred due to third party arrangements. Pengrowth took over full management of the CP properties in June after completion of the transition services contract from ConocoPhillips. Upside in the Deer Mountain, Goose River & Red Earth properties has been identified with projects underway for the third and fourth quarters. Pengrowth has been successful in the hiring of a significant number of experienced technical staff to work on these opportunities.
Pengrowth has one of the strongest property portfolios in the energy trust sector. In conjunction with the integration of the new assets into our operations, we have realized the opportunity to high-grade our asset base through a targeted disposition program of approximately $450 million of non-core assets producing approximately 8,900 boe per day at the time of sale.
In the first half of the year, Pengrowth completed asset sales of approximately $282 million. The proceeds were used to partially repay the $600 million bridge facility associated with the CP properties acquisition and Pengrowth now anticipates our disposition program to be completed prior to year end 2007. Pengrowth’s remaining high quality, long-life assets provide the trust with a stable production profile.

PENGROWTH ENERGY TRUST - 5 -
Oil and gas sales remained reasonably favourable during the second quarter benefiting from Pengrowth’s balanced production mix. On July 31, 2007, WTI oil prices reached a new record closing level of U.S. $78.22 per barrel. However, offsetting the strength in crude oil has been the recent decline in natural gas prices to the U.S. $6.00 to $6.50 per mmbtu range. In addition, the relative strength of the Canadian dollar in relation to the U.S. dollar to the $0.95 range has moderated the effect on oil and gas prices in Canadian dollars. As a result, distributable cash decreased slightly to $196.9 million when compared to the first quarter of 2007 in which $199.4 million was recorded.
Distributions to unitholders during the quarter totaled $0.75 per trust unit and Pengrowth has maintained the monthly distribution at $0.25 per trust unit since December 31, 2005. However, distributions can and may fluctuate in the future. Distributable cash is derived mainly from producing and selling our oil, natural gas and related products and as such, distributable cash is highly dependent on commodity prices. Pengrowth’s board of directors will continue to examine distributions on a monthly basis while considering overall market conditions to set the distribution level each month.
I am pleased to report that we have made significant progress on our key targets in 2007 and we continue to seek opportunities through acquisition, industry consolidation, development and synergies to add value on behalf of our unitholders. As such, it remains paramount that the trust retain the necessary financial flexibility to capitalize on future growth opportunities. Accordingly, Pengrowth has taken steps to reduce indebtedness and strengthen its financial position.
On June 15, 2007, Pengrowth increased its syndicated bank facility to $1.2 billion of available credit and extended the maturity date to June 16, 2010. On July 13, 2007, with proceeds from Pengrowth’s increased bank facility, Pengrowth fully repaid the remaining $322 million outstanding on the $600 million bridge facility due January 22, 2008 obtained in conjunction with the CP properties acquisition.
Also subsequent to quarter-end, Pengrowth closed a U.S. $400 million offering of notes issued on a private placement basis on July 26, 2007 in the United States. The private placement consists of 6.35 percent notes due in 2017. The notes are unsecured and rank equally with Pengrowth’s bank facilities and existing term notes and we intend to use the net proceeds of the notes to reduce amounts outstanding on our bank facilities which will increase our unused credit capacity. This increased financial flexibility gives Pengrowth unused credit capacity at this time of approximately $580 million which should allow us to complete future value-adding transactions should they arise.
The second quarter showcased our team’s commitment to seek out opportunities to add value on behalf of unitholders through the successful execution of our 2007 key targets thus far. I am pleased with the accomplishments our team achieved during the period and I believe we are well positioned both operationally and financially for continued success in 2007.
James S. Kinnear
Chairman, President and Chief Executive Officer
August 1, 2007
For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, Calgary Telephone: (403) 233-0224 Toll Free (888) 744-1111 Facsimile: (403) 294-0051
Investor Relations, Toronto Telephone: (416) 362-1748 Toll Free (888) 744-1111 Facsimile: (416) 362-8191

PENGROWTH ENERGY TRUST - 6 -
Management’s Discussion and Analysis
The following Management’s Discussion and Analysis (MD&A) of financial results should be read in conjunction with the interim unaudited consolidated financial statements for the six months ended June 30, 2007 and the audited consolidated financial statements for the year ended December 31, 2006 of Pengrowth Energy Trust and is based on information available to August 1, 2007.
Frequently Recurring Terms
For the purposes of this MD&A, we use certain frequently recurring terms as follows: the “Trust” refers to Pengrowth Energy Trust, the “Corporation” refers to Pengrowth Corporation, “Pengrowth” refers to the Trust and its subsidiaries and the Corporation on a consolidated basis and the “Manager” refers to Pengrowth Management Limited.
Pengrowth uses the following frequently recurring industry terms in this MD&A: “bbls” refers to barrels, “boe” refers to barrels of oil equivalent, “mboe” refers to a thousand barrels of oil equivalent, “mcf” refers to thousand cubic feet, “gj” refers to gigajoule and “mmbtu” refers to million British thermal units.
Advisory Regarding Forward-Looking Statement
This MD&A contains forward-looking statements within the meaning of securities laws, including the “safe harbour” provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “guidance” “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: reserves, 2007 production, production additions from Pengrowth’s 2007 development program, the impact on production of divestitures in 2007, royalty obligations, 2007 operating expenses, future income taxes, goodwill, asset retirement obligations, taxability of distributions, remediation and abandonment expenses, capital expenditures, new head office expenses, general and administration expenses, proceeds from the disposal of properties and the impact of the proposed changes to the Canadian tax legislation. Statements relating to “reserves” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.
Forward-looking statements and information are based on Pengrowth’s current beliefs as well as assumptions made by and information currently available to Pengrowth concerning anticipated financial performance, business prospects, strategies, regulatory developments, future oil and natural gas commodity prices and differentials between light, medium and heavy oil prices, future oil and natural gas production levels, future exchange rates, the proceeds of anticipated divestitures, the amount of future cash distributions paid by Pengrowth, the cost of expanding our property holdings, our ability to obtain equipment in a timely manner to carry out development activities, our ability to market our oil and natural gas successfully to current and new customers, the impact of increasing competition, our ability to obtain financing on acceptable terms and our ability to add production and reserves through our development and exploitation activities. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth’s ability to replace and expand oil and gas reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; compliance with environmental laws and regulations; changes in tax laws; the failure to qualify as a mutual fund trust; and Pengrowth’s ability to access external sources of debt and equity capital. Further information regarding these factors may be found under the heading “Business Risks” herein and under “Risk Factors” in Pengrowth’s most recent Annual Information Form (AIF), and in Pengrowth’s most recent consolidated financial statements, management information circular, quarterly reports, material change reports and news releases. Copies of the

PENGROWTH ENERGY TRUST - 7 -
Trust’s Canadian public filings are available on SEDAR at www.sedar.com . The Trust’s U.S. public filings, including the Trust’s most recent annual report form 40-F as supplemented by its filings on form 6-K, are available at www.sec.gov.
Pengrowth cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Pengrowth, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this MD&A are made as of the date of this MD&A and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.
Critical Accounting Estimates
As discussed in Note 1 to the financial statements, the financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period ended.
The amounts recorded for depletion, depreciation and amortization of injectants and the provision for asset retirement obligations, goodwill and future taxes are based on estimates. The ceiling test calculation is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. As required by National Instrument 51-101 (NI 51-101) Standards of Disclosure for Oil and Gas Activities, Pengrowth uses independent qualified reserve evaluators in the preparation of reserve evaluations. By their nature, these estimates are subject to measurement uncertainty and changes in these estimates may impact the consolidated financial statements of future periods. The amounts recorded for the fair value of risk management contracts and the unrealized gains or losses on the change in fair value are based on estimates. These estimates can change significantly from period to period.
Non-GAAP Financial Measures
This MD&A refers to certain financial measures that are not determined in accordance with GAAP in Canada or the United States. These measures do not have standardized meanings and may not be comparable to similar measures presented by other trusts or corporations. Measures such as funds generated from operations, funds generated from operations per trust unit, distributable cash, distributable cash per trust unit, payout ratio and operating netbacks do not have standardized meanings prescribed by GAAP. We discuss these measures because we believe that they facilitate the understanding of the results of our operations and financial position.
Conversion and Currency
When converting natural gas to equivalent barrels of oil within this MD&A. Pengrowth uses the industry standard of six thousand cubic feet to one barrel of oil equivalent. Barrels of oil equivalent may be misleading, particularly if used in isolation; a conversion ratio of six mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Production volumes, revenues and reserves are reported on a company interest gross basis (before royalties) in accordance with Canadian practice. All amounts are stated in Canadian dollars unless otherwise specified.
OVERVIEW
Production for the second quarter of 2007 was 89,633 boe per day compared to 90,068 boe per day in the prior quarter reflecting a full quarter of additional volumes from the January 2007 ConocoPhillips (the “CP properties”) acquisition and internal development and was offset by planned maintenance shutdowns and property divestments. For the six months ended June 30, 2007, production was 89,850 boe per day compared to 57,578 boe per day in the prior year. This increase is primarily due to additional volumes from acquisitions made in the second half of 2006 and early 2007. Pengrowth had net income for the second quarter of $271.7 million due in part to an unrealized mark-to-market gain on outstanding commodity contracts of $79.7 million resulting from the change in the fair value of the contracts during the period and a future income tax reduction in the amount of $147.7 million (see Taxes section for additional information). These non-cash amounts do not affect distributable cash for the quarter which was $196.9 million compared to $199.4 million in the prior quarter and $152.3 million in the second quarter of 2006.

PENGROWTH ENERGY TRUST - 8 -
RESULTS OF OPERATIONS
This MD&A contains the results of Pengrowth Energy Trust and its subsidiaries.
Production
Average daily production remained relatively stable in the second quarter of 2007 compared to the first quarter of 2007. The slight decrease is primarily attributable to additional volumes from the CP properties acquisition which closed on January 22, 2007 being offset by planned maintenance shutdowns and non-core property divestments. In comparison to the second quarter of 2006, average daily production increased approximately 59 percent. In addition to the volumes from the CP properties acquisition, the increase is largely due to the Carson Creek and Esprit Trust acquisitions which were completed late in the third quarter and in the fourth quarter of 2006, respectively, and contributions from ongoing development activities. Daily production for the first half of 2007 increased approximately 56 percent compared to the same period of 2006. This is primarily due to the previously mentioned acquisitions made in the third and fourth quarters of 2006 and in January 2007.
At this time, Pengrowth anticipates 2007 full year production of 85,000 to 87,500 boe per day. This estimate reflects expected divestitures during the year of approximately 8,900 boe per day of production at the time of sale. The above estimate excludes the impact from any potential future acquisitions.
Daily Production

	Three months ended			Six months ended
	June 30, 2007	Mar 31, 2007	June 30, 2006	June 30, 2007	June 30, 2006

Light crude oil (bbls)	27,083	27,461	20,342	27,271	20,800
Heavy oil (bbls)	7,254	6,773	4,869	7,015	4,943
Natural gas (mcf)	280,667	275,495	150,976	278,096	154,407
Natural gas liquids (bbls)	8,519	9,918	5,952	9,215	6,101

Total boe per day	89,633	90,068	56,325	89,850	57,578

Light crude oil production decreased one percent in the second quarter of 2007 compared to the first quarter of 2007. Property divestments in the second quarter more than offset the additional volumes from a full quarter of the CP properties acquisition. Production volumes increased 33 percent in the second quarter of 2007 compared to the second quarter of 2006 and 31 percent for the first half of 2007 compared to the same period in 2006. This increase is primarily due to the addition of approximately 8,700 bbls per day from the CP properties, Esprit Trust and Carson Creek acquisitions that more than offset natural production declines.
Heavy oil production increased seven percent in the second quarter of 2007 compared to the first quarter of 2007 and 49 percent compared to the second quarter of 2006. Production increased 42 percent in the first half of 2007 versus the first half of 2006. Additional volumes from the CP properties acquisition were partially offset by production declines and property divestments.
Natural gas production increased two percent compared to the first quarter of 2007. Additional volumes due to the Sable Offshore Energy Project (SOEP) compression project and the CP properties acquisition mostly offset impacts from planned maintenance shutdowns, property divestments and natural declines. In addition to the above increases, second quarter production increased 86 percent compared to the second quarter of 2006 due to the Esprit Trust and Carson Creek acquisitions, partially offset by production decline. Production for the first half of 2007 increased 80 percent from the first half of 2006.
Natural gas liquids (NGLs) production decreased 14 percent versus the first quarter of 2007. The main reason for the decrease was lower NGL production being sold at Judy Creek compared to the first quarter of 2007 because additional volumes were being used to meet miscible flooding requirements. Compared to the second quarter of 2006, production is up approximately 43 percent due to additional volumes from the Esprit Trust,

PENGROWTH ENERGY TRUST - 9 -
Carson Creek and CP properties acquisitions. Production for the first half of 2007 increased 51 percent due to the acquisitions.
Pricing and Commodity Risk Management
Compared to the prior quarter, higher U.S. dollar benchmark prices for crude oil and liquids were partially offset by lower natural gas market prices and the strengthening of the Canadian dollar.
As part of our financial management strategy, Pengrowth uses forward price swap and option contracts to manage its exposure to commodity price fluctuations, to provide a measure of stability to monthly cash distributions and to partially secure returns on significant new acquisitions. Thus, in conjunction with the CP properties acquisition, Pengrowth increased the volume of commodity price risk management contracts. Pengrowth has committed approximately 15,000 bbls per day and 9,300 bbls per day of crude oil and 100,000 mcf per day and 60,000 mcf per day of natural gas for the remainder of 2007 and 2008, respectively. Each $1 per barrel change in future oil prices would result in approximately $6 million change in the value of the crude contracts. Similarly, each $0.50 per mcf change in future natural gas prices would result in a $19 million change in the value of the natural gas contracts.
In prior periods, hedge accounting was followed for commodity risk management contracts entered into prior to May 2006 and therefore fair valuation and recording of these contracts was not required by GAAP. Pengrowth has not designated currently outstanding commodity contracts as hedges for accounting purposes and therefore must record these contracts on the balance sheet at their fair value and recognize changes in fair value on the statement of income as unrealized commodity risk management gains or losses. There will continue to be volatility in earnings to the extent that the fair value of commodity contracts fluctuates, however, these non-cash amounts do not impact Pengrowth’s operating cash flows. Realized commodity risk management gains or losses are recorded in oil and gas sales on the statement of income.
Average Realized Prices

	Three months ended			Six months ended
(Cdn$)	June 30, 2007	Mar 31, 2007	June 30, 2006	June 30, 2007	June 30, 2006

Light crude oil (per bbl)	69.61	63.59	75.67	66.59	70.27
after realized commodity risk management	71.81	67.24	72.67	69.52	67.91
Heavy oil (per bbl)	43.52	41.54	50.07	42.57	39.52
Natural gas (per mcf)	7.41	7.59	6.69	7.50	7.72
after realized commodity risk management	7.61	7.91	6.76	7.76	7.77
Natural gas liquids (per bbl)	56.42	49.67	58.92	52.81	58.57

Total per boe	53.10	51.22	55.80	52.17	55.71
after realized commodity risk management	54.39	53.30	54.91	53.85	54.98

Benchmark prices
WTI oil (U.S.$ per bbl)	64.98	58.23	70.72	61.63	67.13
AECO spot gas (Cdn$ per gj)	6.99	7.07	5.95	7.03	7.37
NYMEX gas (U.S.$ per mmbtu)	7.55	6.77	6.76	7.16	7.87
Currency (U.S.$/Cdn$)	0.90	0.87	0.89	0.88	0.88

PENGROWTH ENERGY TRUST - 10 -
Realized Commodity Risk Management Gains (Losses)

	Three months ended			Six months ended
	June 30, 2007	Mar 31, 2007	June 30, 2006	June 30, 2007	June 30, 2006

Light crude oil ($ millions)	5.5	9.0	(5.6)	14.5	(8.9)
Light crude oil ($ per bbl)	2.20	3.65	(3.00)	2.93	(2.36)

Natural gas ($ millions)	5.1	7.8	1.0	12.9	1.3
Natural gas ($ per mcf)	0.20	0.32	0.07	0.26	0.05

Combined ($ millions)	10.6	16.8	(4.6)	27.4	(7.6)
Combined ($ per boe)	1.29	2.08	(0.89)	1.68	(0.73)

Commodity price contracts in place at June 30, 2007 are detailed in Note 14 to the consolidated financial statements. Additionally, the fair value of the outstanding contracts has been recorded on the balance sheet as a net asset of $32.8 million at period end. An unrealized loss of $4.3 million resulting from the change in fair value from January 1 to June 30, 2007 has been recognized on the statement of income (January 1 to June 30, 2006 — $3.4 million loss). An unrealized gain of $79.7 million resulting from the change in fair value from April 1 to June 30, 2007 has been recognized on the statement of income (April 1 to June 30, 2006 — $3.4 million loss).
Oil and Gas Sales — Contribution Analysis

($ millions)	Three months ended						Six months ended
	June 30,	% of	Mar 31,	% of	June 30,	% of	June 30,	% of	June 30,	% of
Sales Revenue	2007	total	2007	total	2006	total	2007	total	2006	total

Light crude oil	177.0	40	166.2	38	134.6	47	343.2	39	255.7	45
Natural gas	194.3	44	196.2	46	92.8	33	390.5	45	217.2	38
Natural gas liquids	43.8	10	44.3	10	31.9	11	88.1	10	64.7	11
Heavy oil	28.6	6	25.4	6	22.2	8	54.0	6	35.4	6
Brokered sales/sulphur	0.3	—	—	—	2.0	1	0.3	—	2.4	—

Total oil and gas sales	444.0		432.1		283.5		876.1		575.4

Oil and Gas Sales — Price and Volume Analysis
The following table illustrates the effect of changes in prices and volumes on the components of oil and gas sales, including the impact of realized commodity risk management activity, for the second quarter of 2007 compared to the first quarter of 2007.

($ millions)	Light oil	Natural gas	NGL	Heavy oil	Other	Total

Quarter ended March 31, 2007	166.2	196.2	44.3	25.4	—	432.1
Effect of change in product prices	14.8	(4.9)	5.2	1.3	—	16.4
Effect of change in sales volumes	(0.4)	5.7	(5.8)	2.1	—	1.6
Effect of change in realized commodity risk management activities	(3.5)	(2.7)	—	—	—	(6.2)
Other	(0.1)	—	0.1	(0.2)	0.3	0.1

Quarter ended June 30, 2007	177.0	194.3	43.8	28.6	0.3	444.0

The following table illustrates the effect of changes in prices and volumes on the components of oil and gas sales, including the impact of realized commodity risk management activity, for the first six months of 2007 compared to the same period of 2006.

PENGROWTH ENERGY TRUST - 11 -

($ millions)	Light oil	Natural gas	NGL	Heavy oil	Other	Total

Period ended June 30, 2006	255.7	217.2	64.7	35.4	2.4	575.4
Effect of change in product prices	(18.2)	(11.1)	(9.6)	3.9	—	(35.0)
Effect of change in sales volumes	82.3	172.8	33.0	14.8	—	302.9
Effect of change in realized commodity risk management activities	23.4	11.6	—	—	—	35.0
Other	—	—	—	(0.1)	(2.1)	(2.2)

Period ended June 30, 2007	343.2	390.5	88.1	54.0	0.3	876.1

Processing and Other Income

	Three months ended			Six months ended
($ millions)	June 30, 2007	Mar 31, 2007	June 30, 2006	June 30, 2007	June 30, 2006

Processing, Interest & other income	5.0	4.7	4.1	9.7	7.9
$ per boe	0.62	0.58	0.80	0.60	0.76

Processing, interest and other income is primarily derived from fees charged for processing and gathering third party gas, road use and oil and water processing.
This income represents the partial recovery of operating expenses reported separately.
Royalties

	Three months ended			Six months ended
($ millions)	June 30, 2007	Mar 31, 2007	June 30, 2006	June 30, 2007	June 30, 2006

Royalty expense	84.0	81.6	45.3	165.6	110.6
$ per boe	10.30	10.06	8.84	10.18	10.61

Royalties as a percent of sales	18.9%	18.9%	16.0%	18.9%	19.2%
Royalties include Crown, freehold and overriding royalties as well as mineral taxes. The royalty rate for the second quarter of 2007 has increased from the second quarter of 2006. The lower royalty rate in the second quarter of 2006 was due to a $5 million positive adjustment to the SOEP royalties. The royalty rate for the first half of 2007 is lower than the same period in 2006 and should continue to decrease primarily from the CP properties’ average royalty rate of approximately 15 percent.
The outlook for 2007 is that royalties will average approximately 19 percent of Pengrowth’s sales.
Operating Expenses

	Three months ended			Six months ended
($ millions)	June 30, 2007	Mar 31, 2007	June 30, 2006	June 30, 2007	June 30, 2006

Operating expenses	112.1	101.0	58.0	213.1	112.0
$ per boe	13.74	12.46	11.32	13.10	10.75

Operating expenses increased eleven percent from the first quarter of 2007 or ten percent on a per boe basis. Higher maintenance and a full quarter of expenses related to the CP properties acquisition increased expenses $4 million. In addition, increased expenses were due to higher maintenance expenses at Quirk Creek, Judy Creek and Nipisi. Expenses for the second quarter of 2007 compared to the same period of 2006 increased $54 million. Operating expenses related to the CP properties ($25 million or $15.51 per boe), Esprit ($16 million or $12.58 per boe), and Carson Creek ($6 million or $13.91 per boe) acquisitions accounted for 87 percent of the increase. In addition, increased operations personnel and maintenance costs at Quirk Creek resulted in higher expenses. Operating expenses for the first half of 2007 compared to the first half of 2006 increased 90 percent or $101 million. In addition to the CP properties, Esprit Trust, Carson Creek and Dunvegan acquisitions ($89 million), higher maintenance at Swan Hills and Weyburn, a planned maintenance shutdown at Quirk Creek in June 2007, partly offset by lower utility costs at Tangleflags and Nipisi.

PENGROWTH ENERGY TRUST - 12 -
Operating expenses include costs incurred to earn processing and other income which are reported separately.
Pengrowth expects total operating expenses for 2007 of approximately $410 million or $13.00 per boe.
Net Operating Expenses

	Three months ended			Six months ended
($ millions)	June 30, 2007	Mar 31, 2007	June 30, 2006	June 30, 2007	June 30, 2006

Net operating expenses	107.0	96.3	53.9	203.3	104.1
$ per boe	13.12	11.88	10.51	12.50	9.99

Included in the table above are operating expenses net of the previously reported processing and other income.
Transportation Costs

	Three months ended			Six months ended
($ millions)	June 30, 2007	Mar 31, 2007	June 30, 2006	June 30, 2007	June 30, 2006

Light oil transportation	0.8	0.4	0.5	1.2	1.0
$ per bbl	0.34	0.17	0.27	0.25	0.27
Natural gas transportation	2.3	2.2	1.2	4.5	2.5
$ per mcf	0.09	0.09	0.09	0.09	0.09

Pengrowth incurs transportation costs for its product once the product enters a feeder or main pipeline to the title transfer point. The transportation cost is dependant upon third party rates and distance the product travels on the pipeline prior to changing ownership or custody. Oil transportation costs increased in the second quarter of 2007 due to additional transportation incurred related to the CP properties. Pengrowth has the option to sell some of its natural gas directly to premium markets outside of Alberta by incurring additional transportation costs. Pengrowth sells most of its natural gas without incurring significant additional transportation costs. Similarly, Pengrowth has elected to sell approximately 65 percent of its crude oil at market points beyond the wellhead but at the first major trading point, requiring minimal transportation costs.
Amortization of Injectants for Miscible Floods

	Three months ended			Six months ended
($ millions)	June 30, 2007	Mar 31, 2007	June 30, 2006	June 30, 2007	June 30, 2006

Purchased and capitalized	5.9	4.7	6.7	10.6	17.3
Amortization	8.6	9.5	8.5	18.1	16.5

The cost of injectants (primarily natural gas and ethane) purchased for injection in miscible flood programs is amortized equally over the period of expected future economic benefit. The cost of injectants purchased in 2006 and 2007 is amortized over a 24 month period. As of June 30, 2007, the balance of unamortized injectant costs was $27.8 million.
The amount purchased and capitalized was lower in the first half of 2007 compared to the same period in 2006 due to the timing of the program. It is expected that the program will increase in upcoming quarters and therefore higher amounts will be purchased. The value of Pengrowth’s proprietary injectants is not recorded as an asset or a sale; the cost of producing these injectants is included in operating expenses.
Operating Netbacks
There is no standardized measure of operating netbacks and therefore operating netbacks, as presented below may not be comparable to similar measures presented by other companies. Certain assumptions have been made in allocating operating expenses, other production income, other income and royalty injection credits between light crude, heavy oil, natural gas and natural gas liquids production.
Pengrowth recorded an average operating netback of $29.56 per boe in the second quarter of 2007 compared to $29.87 per boe in the first quarter of 2007 and $33.94 per boe for the second quarter of 2006. The decrease over the second quarter of 2006 is mainly due to slightly lower commodity prices and higher operating costs and royalties. The decrease from the first half of 2006 to the first half of 2007 is a result of lower commodity prices and higher operating costs which are partially offset by lower royalties.

PENGROWTH ENERGY TRUST - 13 -
The sales price used in the calculation of operating netbacks is after realized commodity risk management.

	Three months ended			Six months ended
Combined Netbacks ($ per boe)	June 30, 2007	Mar 31, 2007	June 30, 2006	June 30, 2007	June 30, 2006

Sales price	54.39	53.30	54.91	53.85	54.98
Other production income	0.04	—	0.41	0.02	0.24

	54.43	53.30	55.32	53.87	55.22
Processing, interest and other income	0.62	0.58	0.80	0.60	0.76
Royalties	(10.30)	(10.06)	(8.84)	(10.18)	(10.61)
Operating expenses	(13.74)	(12.46)	(11.32)	(13.10)	(10.75)
Transportation costs	(0.39)	(0.32)	(0.35)	(0.35)	(0.34)
Amortization of injectants	(1.06)	(1.17)	(1.67)	(1.11)	(1.58)

Operating netback	29.56	29.87	33.94	29.73	32.70

	Three months ended			Six months ended
Light Crude Netbacks ($ per bbl)	June 30, 2007	Mar 31, 2007	June 30, 2006	June 30, 2007	June 30, 2006

Sales price	71.81	67.24	72.67	69.52	67.91
Other production income	0.08	0.04	1.07	0.06	0.56

	71.89	67.28	73.74	69.58	68.47
Processing, interest and other income	0.34	0.35	0.50	0.34	0.54
Royalties	(11.90)	(9.88)	(11.27)	(10.89)	(9.22)
Operating expenses	(14.77)	(13.14)	(12.17)	(13.95)	(11.53)
Transportation costs	(0.34)	(0.17)	(0.27)	(0.25)	(0.27)
Amortization of injectants	(3.51)	(3.84)	(4.61)	(3.67)	(4.38)

Operating netback	41.71	40.60	45.92	41.16	43.61

	Three months ended			Six months ended
Heavy Oil Netbacks ($ per bbl)	June 30, 2007	Mar 31, 2007	June 30, 2006	June 30, 2007	June 30, 2006

Sales price	43.52	41.54	50.07	42.57	39.52
Processing, interest and other income	0.18	0.18	0.16	0.19	0.27
Royalties	(5.33)	(5.23)	(4.75)	(5.29)	(3.14)
Operating expenses	(15.37)	(13.15)	(16.03)	(14.30)	(15.09)

Operating netback	23.00	23.34	29.45	23.17	21.56

	Three months ended			Six months ended
Natural Gas Netbacks ($ per mcf)	June 30, 2007	Mar 31, 2007	June 30, 2006	June 30, 2007	June 30, 2006

Sales price	7.61	7.91	6.76	7.76	7.77
Other production income	—	—	0.01	—	0.01

	7.61	7.91	6.77	7.76	7.78

Processing, interest and other income	0.16	0.15	0.23	0.16	0.20
Royalties	(1.47)	(1.67)	(0.93)	(1.57)	(1.75)
Operating expenses	(2.15)	(2.01)	(1.66)	(2.08)	(1.60)
Transportation costs	(0.09)	(0.09)	(0.09)	(0.09)	(0.09)

Operating netback	4.06	4.29	4.32	4.18	4.54

	Three months ended			Six months ended
NGLs Netbacks ($ per bbl)	June 30, 2007	Mar 31, 2007	June 30, 2006	June 30, 2007	June 30, 2006

Sales price	56.42	49.67	58.92	52.81	58.57
Royalties	(17.53)	(14.05)	(17.67)	(15.67)	(21.97)
Operating expenses	(13.57)	(12.02)	(10.20)	(12.74)	(9.41)

Operating netback	25.32	23.60	31.05	24.40	27.19

PENGROWTH ENERGY TRUST - 14 -
Interest
Interest expense decreased eight percent to $21.6 million in the second quarter from $23.4 million in the first quarter of 2007. Interest expense increased $15.1 million from $6.5 million in the second quarter of 2006, reflecting a higher average debt level resulting from the CP properties and Esprit Trust acquisitions combined with higher interest rates and standby fees in the quarter. Approximately 20 percent of Pengrowth’s outstanding long term debt as at June 30, 2007 incurs interest expense payable in U.S. dollars and therefore remains subject to fluctuations in the U.S. dollar exchange rate.
General and Administrative (G&A) Expenses

	Three months ended			Six months ended
($ millions)	June 30, 2007	Mar 31, 2007	June 30, 2006	June 30, 2007	June 30, 2006

Cash G&A expense	14.7	15.1	8.1	29.8	15.6
$ per boe	1.81	1.86	1.59	1.83	1.50
Non-cash G&A expense	1.5	1.7	0.6	3.2	1.9
$ per boe	0.18	0.22	0.11	0.20	0.18

Total G&A	16.2	16.8	8.7	33.0	17.5
Total G&A ($ per boe)	1.99	2.08	1.70	2.03	1.68

The cash component of G&A for the second quarter of 2007 compared to the first quarter of 2007 decreased three percent. In comparison to the second quarter of 2006, the cash component increased $6.6 million due to the transition services fee associated with the CP properties acquisition ($1.4 million), additional salaries and benefits resulting from the recent acquisitions ($2.3 million), higher rent and other professional fees. Cash G&A increased $14.2 million in the first half of 2007 compared to the same period of 2006. This is due to additional salaries and benefits resulting from the recent acquisitions ($5.3 million), the CP transition services fee ($3.0 million), legal fees associated with ongoing litigation ($0.8 million) and professional fees associated with tax matters ($0.9 million), higher rent and other professional fees. The CP transition contract finished on May 31, 2007.
The non-cash component of G&A represents the compensation expense associated with Pengrowth’s long term incentive programs including trust unit rights and deferred entitlement units. The increase in the second quarter and the first half of 2007 versus the same periods in 2006 is due to the significant increase in the number of employees due to recent acquisitions.
Management Fees

	Three months ended			Six months ended
($ millions)	June 30, 2007	Mar 31, 2007	June 30, 2006	June 30, 2007	June 30, 2006

Management Fee	3.0	3.2	3.4	6.2	7.6
$ per boe	0.37	0.39	0.65	0.38	0.73

Commencing July 1, 2006, for the remaining three year term, the maximum fees payable to the Manager are limited to 60 percent of the fees that would have been payable under the original agreement or $12 million plus certain expenses, whichever is lower. The current agreement expires on June 30, 2009 and does not contain a further right of renewal.
Taxes
In determining its taxable income, the Corporation deducts payments made to the Trust, effectively transferring the income tax liability to unitholders thus reducing the Corporation’s taxable income to nil. Under the Corporation’s current distribution policy, at the discretion of the Board, funds can be withheld from distributable cash to fund future capital expenditures, repay debt or other corporate purposes. In the event withholdings increased sufficiently, the Corporation could become subject to taxation on a portion of its income in the future. This can be mitigated through various options including the issuance of additional trust units, increased tax pools from additional capital spending, modifications to the distribution policy or potential changes to the corporate structure.
The CP properties acquisition resulted in Pengrowth recording an additional future tax liability of $310.6 million, representing the difference between the tax basis and the fair value assigned to the acquired assets.

PENGROWTH ENERGY TRUST - 15 -
Bill C-52 Budget Implementation Act 2007
On October 31, 2006, the Minister of Finance announced legislative tax proposals which modify the taxation of certain flow-through entities including mutual fund trusts and their unitholders (the “October 31 Proposals”). The October 31 Proposals apply to a specified investment flow-through (SIFT) trust and apply a tax at the trust level on distributions of certain income from such SIFT trust at a rate of tax comparable to the combined federal and provincial corporate tax rate. These distributions will be treated as dividends to the trust unitholders.
On March 19, 2007, the Government of Canada tabled in Parliament Bill C-52 Budget Implementation Act 2007 which contains the October 31 Proposals. As of June 22, 2007, Bill C-52 received Royal Assent thereby legislating the October 31 Proposals.
Pengrowth believes that it is characterized as a SIFT trust and, as a result, is subject to the October 31 Proposals. The October 31 Proposals are to apply commencing January 1, 2007 for all SIFT trusts that begin to be publicly traded after October 31, 2006 and commencing January 1, 2011 for all SIFT trusts that were publicly traded on or before October 31, 2006. Subject to the qualification below regarding the possible loss of the four year grandfathering period in the case of undue expansion, it is expected that Pengrowth will not be subject to the October 31 Proposals until January 1, 2011.
Under the previous provisions of the Tax Act, Pengrowth could generally deduct in computing its income for a taxation year any amount of income that it distributes to unitholders in the year and, on that basis, Pengrowth was generally not liable for any material amount of tax.
Pursuant to the October 31 Proposals, commencing January 1, 2011, (subject to the qualification below regarding the possible loss of the four year grandfathering period in the case of undue expansion), Pengrowth will not be able to deduct certain of its distributed income (referred to as specified income). Pengrowth will become subject to a distribution tax on this specified income at a special rate estimated to be 31.5 percent.
Pengrowth may lose the benefit of the four year grandfathering period if Pengrowth exceeds the limits on the issuance of new trust units and convertible debt that constitute normal growth during the grandfathering period (subject to certain exceptions). The normal growth limits are calculated as a percentage of Pengrowth’s market capitalization of $4.8 billion on October 31, 2006 as follows: 40 percent for the period November 1, 2006 to December 31, 2007, 20 percent for each of 2008, 2009 and 2010. Unused portions may be carried forward until December 31, 2010. It is anticipated that the issuance of 21,100,000 trust units on December 8, 2006 for proceeds of $461 million will constitute a portion of the 40 percent normal growth limit for the period ending on December 31, 2007.
Pursuant to the October 31 Proposals, the distribution tax will only apply in respect of distributions of income and will not apply to returns of capital.
Future Income Taxes
Future income tax is a non-cash item relating to temporary differences between the accounting and tax basis of Pengrowth’s assets and liabilities and has no immediate impact on Pengrowth’s cash flows. During the second quarter of 2007, Pengrowth recorded a future tax reduction of $147.7 million. Since the October 31 Proposals have received Royal Assent, the tax legislation is considered “substantively enacted” under Canadian accounting guidelines. As a result, we have recorded a future income tax reduction of approximately $71.1 million for the quarter ending June 30, 2007, resulting from the tax basis of the assets in the Trust exceeding their book basis.
Other non-recurring items contributing to the second quarter reduction include the asset disposition program ($46.2 million) and tax rate reduction ($10.0 million).
Depletion, Depreciation and Accretion

	Three months ended			Six months ended
($ millions)	June 30, 2007	Mar 31, 2007	June 30, 2006	June 30, 2007	June 30, 2006

Depletion and depreciation	163.1	162.5	67.8	325.6	138.9
$ per boe	20.00	20.05	13.23	20.02	13.33
Accretion	6.5	6.5	3.9	13.0	7.2
$ per boe	0.79	0.81	0.76	0.80	0.69

Depletion and depreciation of property, plant and equipment is provided on the unit of production method

PENGROWTH ENERGY TRUST - 16 -
based on total proved reserves. The increase in 2007 rates for depletion and depreciation and accretion is due to the inclusion of the property, plant and equipment from the CP properties, Carson Creek and Esprit Trust acquisitions, over the applicable periods.
Pengrowth’s Asset Retirement Obligations (ARO) liability increased due to acquisitions and by the amount of accretion, which is a charge to net income as a result of the passage of time.
Asset Retirement Obligations
The total future ARO is estimated by management based on estimated costs to remediate, reclaim and abandon wells and facilities having regard for Pengrowth’s working interest and the estimated timing of the costs to be incurred in future periods. Pengrowth has estimated the net present value of its total ARO to be $334.2 million as at June 30, 2007 (December 31, 2006 — $255.3 million), based on a total escalated future liability of $2,052 million (December 31, 2006 — $1,530 million). These costs are expected to be incurred over 50 years with the majority of the costs incurred between 2035 and 2054. A credit adjusted risk free rate of eight percent and an inflation rate of two percent per annum were used to calculate the net present value of the ARO.
Capital Expenditures
During the first half of 2007, Pengrowth spent $141.3 million on development and optimization activities. The largest expenditures were at Judy Creek ($19.0 million), Tangleflags ($8.4 million), Twining ($7.4 million), Carson Creek ($6.8 million), Swan Hills ($5.6 million), Weyburn ($5.6 million), SOEP ($4.8 million) and Wildmint ($4.6 million).

	Three months ended			Six months ended
($ millions)	June 30, 2007	Mar 31, 2007	June 30, 2006	June 30, 2007	June 30, 2006

Geological and geophysical	2.3	3.5	1.1	5.8	2.3
Drilling and completions	36.6	77.6	33.5	114.2	91.3
Plant and facilities	2.6	9.6	7.5	12.2	20.9
Land purchases	2.9	6.2	5.0	9.1	7.7

Development capital	44.4	96.9	47.1	141.3	122.2
Other capital	5.1	1.9	0.9	7.0	0.9
Total capital expenditures	49.5	98.8	48.0	148.3	123.1

Business acquisitions	0.6	922.7	—	923.3	—

Property acquisitions	—	—	3.5	—	53.3
Proceeds on property dispositions	(197.3)	(74.7)	(1.1)	(272.0)	(17.8)

Net capital expenditures and acquisitions	(147.2)	946.8	50.4	799.6	158.6

Pengrowth currently anticipates capital expenditures for maintenance and development of approximately $275 million for 2007 and $25 million for other capital including leasehold improvements (net of tenant leasehold inducements), furniture and equipment for its new head office building.
Acquisitions and Dispositions
Pengrowth completed asset sales for proceeds of approximately $207 million ($197 million net of adjustments) in the second quarter of 2007 and $282 million ($272 million net of adjustments) for the first six months of 2007. The proceeds were used to partially repay the $600 million bridge facility. Pengrowth expects to realize additional proceeds of approximately $180 million bringing the total for 2007 to approximately $450 million from non-core property dispositions.
Working Capital
The working capital deficiency increased by $294.5 million from $149.9 million at December 31, 2006 to $444.4 million at June 30, 2007. Most of the increased working capital deficiency is attributable to an increase in short term bank indebtedness due to the CP properties acquisition which closed on January 22, 2007. The proceeds of the property disposition program have been applied to reduce the bank indebtedness in the first half of 2007. On July 13, 2007, additional revolving term debt capacity was used to fully repay the balance of the short term bank indebtedness which had $322 million outstanding at June 30, 2007.
Pengrowth frequently operates with a working capital deficiency as a result of the fact that distributions related to two production months of operating income are payable to unitholders at the end of any month, but only one month of production is still receivable. For example, at the end of May, distributions related to April and May production months were payable on June 15 and July 15 respectively. April’s production revenue, received on May 25, is temporarily applied against Pengrowth’s term credit facility until the distribution payment on June 15.

PENGROWTH ENERGY TRUST - 17 -
Financial Resources and Liquidity
Pengrowth’s capital structure is as follows:

	As at	As at	As at
	June 30	December 31	June 30
($ thousands)	2007	2006	2006

Term credit facilities	720,000	257,000	162,000
Senior unsecured notes	318,328	347,200	326,310
Working capital deficit	117,201	140,563	78,347
Note payable	—	—	20,000
Bank indebtedness	327,193	9,374	(1,197)

Net debt excluding convertible debentures	1,482,722	754,137	585,460

Convertible debentures	75,079	75,127	—

Net debt including convertible debentures	1,557,801	829,264	585,460

Trust unitholders’ equity	2,913,152	3,049,677	1,430,850

Net debt excluding convertible debentures as a percentage of total book capitalization	33.7%	19.8%	29.0%
Net debt including convertible debentures as a percentage of total book capitalization	34.8%	21.4%	29.0%

12 months trailing cash flow from operating activities	657,597	554,368	638,724

Net debt excluding convertible debentures to cash flow from operating activities	2.3	1.4	0.9
Net debt including convertible debentures to cash flow from operating activities	2.4	1.5	0.9

The $729 million increase in net debt excluding convertible debentures from December 31, 2006 is attributable to the funds borrowed for the CP properties acquisition and Pengrowth’s capital program. The net debt to cash flow is higher in the first half of 2007 compared to the same period in 2006 as a result of the increased debt levels associated with the CP properties, Esprit Trust and Carson Creek acquisitions and 12 months trailing cash flow from operating activities not including a full 12 month contribution from the acquired assets.
Pengrowth funds its capital expenditures through a combination of cash withholdings, available credit from its bank credit facilities and proceeds from exercise of trust unit rights and the distribution reinvestment plan. The credit facilities and other sources of cash are expected to be sufficient to meet Pengrowth’s near term capital requirements and provide the flexibility to pursue profitable growth opportunities. A significant decline in oil and natural gas prices could impact our access to bank credit facilities and our ability to fund operations, maintain distributions and pursue profitable growth opportunities.
On June 15, 2007, Pengrowth increased its term credit facility and extended the maturity date to June 16, 2010. At June 30, 2007, Pengrowth maintained a $1.2 billion term credit facility and a $35 million operating line of credit. These facilities were reduced by drawings of $720 million and by $17 million in letters of credit outstanding at quarter end. Pengrowth remains well positioned to fund its 2007 development program and to take advantage of acquisition opportunities as they arise. At June 30, 2007, Pengrowth had approximately $489 million available to draw from its credit facilities. At June 30, 2007, Pengrowth also maintained a $600 million bridge facility which was drawn to fund the CP properties acquisition. The bridge facility was drawn by $322 million at June 30, 2007.
On July 13, 2007, with proceeds from Pengrowth’s increased term credit facility, Pengrowth fully repaid the remaining $322 million outstanding on the bridge facility that was due January 22, 2008. On July 26, 2007, Pengrowth closed a U.S. $400 million offering of notes issued on a private placement basis in the United States. The private placement consists of 6.35 percent notes due in 2017. The notes are unsecured and rank equally with Pengrowth’s bank facilities and existing term notes. As of July 31, 2007, Pengrowth had unused credit capacity of approximately $580 million.
Pengrowth does not have any off balance sheet financing arrangements.
Pengrowth’s U.S. $200 million senior unsecured notes, pound sterling denominated £50 million senior unsecured notes and the credit facilities have certain financial covenants which may restrict the total amount of Pengrowth’s borrowings. The calculation for each ratio is based on specific definitions, is not in accordance with GAAP and cannot be readily replicated by referring to Pengrowth’s financial statements. The financial covenants are different between the credit facilities and the senior unsecured notes and some of the covenants are summarized below:

PENGROWTH ENERGY TRUST - 18 -
1.	Total senior debt should not be greater than three times Earnings Before Income Taxes Depreciation and Amortization (EBITDA) for the last four fiscal quarters

2.	Total debt should not be greater than 3.5 times EBITDA for the last four fiscal quarters

3.	Total senior debt should be less than 50 percent of total book capitalization

4.	EBITDA should not be less than four times interest expense
In the event that Pengrowth enters into a significant acquisition, certain credit facility financial covenants are relaxed for two fiscal quarters after the close of the acquisition. Pengrowth may also make certain pro forma adjustments in calculating the financial covenant ratios.
The actual loan documents are filed on SEDAR as Other Material Contracts. As at June 30, 2007, Pengrowth was in compliance with all its financial covenants. Failing a financial covenant may result in one or more of Pengrowth’s loans being in default. In certain circumstances, being in default of one loan may result in other loans to also be in default. In the event that Pengrowth was not in compliance with any one of the financial covenants in its credit facility or senior unsecured notes, Pengrowth would be in default of one or more of its loans and would have to repay the debt, refinance the debt or negotiate new terms with the debt holders and may have to suspend distributions to unitholders.
As a result of the October 2, 2006 business combination with Esprit Trust, Pengrowth assumed all of Esprit Trust’s 6.5 percent convertible unsecured subordinated debentures (the “debentures”). The debentures were originally issued on July 28, 2005 with interest paid semi-annually in arrears on June 30 and December 31 of each year. Each $1,000 principal amount of debentures is convertible at the option of the holder at any time into fully paid Pengrowth trust units at a conversion price of $25.54 per trust unit. The debentures mature on December 31, 2010. After December 31, 2008, Pengrowth may elect to redeem all or a portion of the outstanding Debentures at a price of $1,050 per debenture or $1,025 per debenture after December 31, 2009. As at June 30, 2007, the principal amount of debentures outstanding was $74.7 million.
Distributable Cash and Distributions
There is no standardized measure of distributable cash and therefore distributable cash, as reported by Pengrowth, may not be comparable to similar measures presented by other trusts. The following table provides a reconciliation of distributable cash and payout ratio:

($ thousands, except per trust unit amounts)	Three months ended			Six months ended
	June 30, 2007	Mar 31, 2007	June 30, 2006	June 30, 2007	June 30, 2006

Cash flows from operating activities (1)	249,960	136,429	126,800	386,389	283,160
Change in non-cash operating working capital (1)	(51,428)	64,330	25,745	12,902	10,645

Funds generated from operations	198,532	200,759	152,545	399,291	293,805
Change in remediation trust funds	(1,598)	(1,365)	(279)	(2,963)	(670)
Distributable cash (2)	196,934	199,394	152,266	396,328	293,135

Capital expenditures	(49,467)	(98,785)	(47,999)	(148,252)	(123,060)
Distributable cash after capital	147,467	100,609	104,267	248,076	170,075

Distributions paid or declared	184,327	183,534	120,597	367,861	240,899
Distributable cash per trust unit	0.80	0.82	0.95	1.62	1.83
Distributions paid or declared per trust unit	0.75	0.75	0.75	1.50	1.50
Payout ratio (3)	94%	92%	79%	93/ %	82%
Payout ratio after capital (4)	125%	182%	116%	148%	142%

(1)	Prior year restated, see Note 1 to financial statements.

(2)	Prior year restated to conform to current presentation.

(3)	Payout ratio is calculated as distributions paid or declared divided by distributable cash.

(4)	Payout ratio after capital is calculated as distributions paid or declared divided by distributable cash after capital.
Pengrowth does not deduct capital expenditures when calculating distributable cash. As a result of the depleting nature of Pengrowth’s oil and gas assets, some level of capital expenditures is required to minimize production declines while other capital is required to optimize facilities. Pengrowth’s 2007 capital expenditures are projected to be insufficient to fully replace production. There can be no certainty that Pengrowth will be able to maintain productive capacity in future periods. While Pengrowth does deduct actual expenditures on ARO and contributions to remediation trust funds, no deduction is made for future remediation commitments or accretion expense charged to the ARO reported on the balance sheet as those obligations will be funded out of cash flow generated in the future. The distributable cash calculation makes no provision for the repayment of short or long term debt. Pengrowth’s calculation of distributable cash also adds back changes in operating working capital. In times of commodity price volatility, including working capital changes results in

PENGROWTH ENERGY TRUST - 19 -
cash flows from operations which may be inconsistent with actual results. Pengrowth calculates and presents distributable cash to provide investors with a measure of the changes in cash available to be distributed to unitholders. As a result of the volatility in commodity prices and changes in production levels, Pengrowth may not report the same amount of distributable cash in each period and may temporarily borrow to fund distributions recommended by the Board.
Distributable cash is derived from producing and selling oil, natural gas and related products. As such, distributable cash is highly dependent on commodity prices. Pengrowth entered into forward commodity contracts to fix the commodity price and mitigate price volatility on a portion of its 2007 and 2008 sales volumes. Details of commodity contracts are contained in Note 14 to the financial statements.
The Board of Directors and Management regularly monitor forecast distributable cash and payout ratio. When reviewing the level of distributions, the Board considers a number of factors, including expectations of future commodity prices, capital expenditure requirements, and the availability of debt and equity capital. Pursuant to the Royalty Indenture, the Board can establish a reserve for certain items including up to 20 percent of the Corporation’s gross revenue to fund various costs including future capital expenditures, royalty income in any future period and future abandonment costs.
Cash distributions are generally paid to unitholders on or about the 15th day of the second month following the month of production. Pengrowth paid $0.75 per trust unit as cash distributions during the second quarter of 2007.
The following is a summary of recent monthly distributions and future key dates:

Ex-Distribution		Distribution	Distribution Amount	US $
Date *	Record Date	Payment Date	per Trust Unit	Amount**

December 27, 2006	December 29, 2006	January 15, 2007	$0.25	$0.21
January 30, 2007	February 1, 2007	February 15, 2007	$0.25	$0.21
February 27, 2007	March 1, 2007	March 15, 2007	$0.25	$0.21
March 28, 2007	March 30, 2007	April 15, 2007	$0.25	$0.22
April 27, 2007	May 1, 2007	May 15, 2007	$0.25	$0.23
May 30, 2007	June 1, 2007	June 15, 2007	$0.25	$0.24
June 27, 2007	June 29, 2007	July 15, 2007	$0.25	$0.24
July 27, 2007	July 31, 2007	August 15, 2007	$0.25	$0.24
August 29, 2007	August 31, 2007	September 15, 2007
September 26, 2007	September 28, 2007	October 15, 2007
October 30, 2007	November 1, 2007	November 15, 2007
November 29, 2007	December 3, 2007	December 15, 2007

*	To benefit from the monthly cash distribution, unitholders must purchase or hold trust units prior to the ex-distribution date.

**	Before applicable withholding taxes.
Cents per trust unit (Cdn $). Including August 15, 2007 distribution. *Estimated taxable amount for 2007 is 90 to 95 percent.
Taxability of Distributions
At this time, Pengrowth anticipates that approximately 90 to 95 percent of 2007 distributions will be taxable to Canadian residents. This estimate is subject to change depending on a number of factors including, but not limited to, the level of commodity prices, acquisitions, dispositions, and new equity offerings.
The following discussion relates to the taxation of Canadian unitholders only. Cash distributions are comprised of a return of capital portion which is tax deferred and return on capital portion which is taxable income. The

PENGROWTH ENERGY TRUST - 20 -
return of capital portion reduces the cost base of a unitholders trust units for purposes of calculating a capital gain or loss upon ultimate disposition. For detailed tax information relating to non-residents, please refer to our website www.pengrowth.com.
Summary of Quarterly Results
The following table is a summary of quarterly results for 2007, 2006 and 2005.

2007	Q1	Q2

Oil and gas sales ($000’s)	432,108	443,977
Net income/(loss) ($000’s)	(69,834)	271,659
Net income/(loss) per trust unit ($)	(0.29)	1.11
Net income/(loss) per trust unit — diluted ($)	(0.29)	1.10
Distributable cash ($000’s)	199,394	196,934
Actual distributions paid or declared per trust unit ($)	0.75	0.75
Daily production (boe)	90,068	89,633
Total production (mboe)	8,106	8,157
Average realized price ($ per boe)	53.30	54.39
Operating netback ($perboe)	29.87	29.56

2006	Q1	Q2	Q3	Q4

Oil and gas sales ($000’s)	291,896	283,532	287,757	350,908
Net income ($000’s)	66,335	110,116	82,542	3,310
Net income per trust unit ($)	0.41	0.69	0.51	0.01
Net income per trust unit — diluted ($)	0.41	0.68	0.51	0.01
Distributable cash ($000’s)	140,869	152,266	142,344	140,405
Actual distributions paid or declared per trust unit ($)	0.75	0.75	0.75	0.75
Daily production (boe)	58,845	56,325	58,344	77,614
Total production (mboe)	5,296	5,126	5,368	7,141
Average realized price ($ per boe)	55.04	54.91	53.67	49.24
Operating netback ($perboe)	31.44	33.94	30.82	24.17

2005	Q1	Q2	Q3	Q4

Oil and gas sales ($000’s)	239,913	253,189	304,484	353,923
Net income ($000’s)	56,314	53,106	100,243	116,663
Net income per trust unit ($)	0.37	0.34	0.63	0.73
Net income per trust unit — diluted ($)	0.37	0.34	0.63	0.73
Distributable cash ($000’s)	126,144	134,779	157,915	189,379
Actual distributions paid or declared per trust unit ($)	0.69	0.69	0.69	0.75
Daily production (boe)	59,082	57,988	58,894	61,442
Total production (mboe)	5,317	5,277	5,418	5,653
Average realized price ($ per boe)	44.97	47.79	56.07	62.55
Operating netback ($perboe)	27.70	29.26	33.94	38.81
Production has increased over the quarters as a result of the acquisitions completed by Pengrowth and internal development activities over these periods. Oil and gas sales have increased along with the increase in production. Changes in commodity prices have also impacted oil and gas sales but have been partially muted by risk management activity. Net income increased in 2005 along with the higher oil and gas sales. Net income in 2006 and 2007 has been impacted by non-cash charges, in particular depletion, depreciation and accretion and future taxes. Distributable cash has not been impacted by these charges and the level of distributions has been stable over these periods.
Business Risks
The amount of distributable cash available to unitholders and the value of Pengrowth trust units are subject to numerous risk factors. As the trust units allow investors to participate in the net cash flow from Pengrowth’s portfolio of producing oil and natural gas properties, the principal risk factors that are associated with the oil and gas business include, but are not limited to, the following influences:
• The prices of Pengrowth’s products (crude oil, natural gas, and NGLs) fluctuate due to many factors including local and global market supply and demand, weather patterns, pipeline transportation and political stability.

PENGROWTH ENERGY TRUST - 21 -
• The marketability of our production depends in part upon the availability, proximity and capacity of gathering systems, pipelines and processing facilities. Operational or economic factors may result in the inability to deliver our products to market.
• Geological and operational risks affect the quantity and quality of reserves and the costs of recovering those reserves. Our actual results will vary from our reserve estimates and those variations could be material.
• Government royalties, income taxes, commodity taxes and other taxes, levies and fees have a significant economic impact on Pengrowth’s financial results. Changes to federal and provincial legislation including implementation of the October 31 Proposals governing such royalties, taxes and fees could have a material impact on Pengrowth’s financial results and the value of Pengrowth trust units.
• Oil and gas operations carry the risk of damaging the local environment in the event of equipment or operational failure. The cost to remediate any environmental damage could be significant.
• Environmental laws and regulatory initiatives impact Pengrowth financially and operationally. We may incur substantial capital and operating expenses to comply with increasingly complex laws and regulations covering the protection of the environment and human health and safety. In particular, we may be required to incur significant costs to comply with future regulations to reduce greenhouse gas and other emissions.
• Pengrowth’s oil and gas reserves will be depleted over time and our level of distributable cash and the value of our trust units could be reduced if reserves and production are not replaced. The ability to replace production depends on Pengrowth’s success in developing existing reserves, acquiring new reserves and financing this development and acquisition activity within the context of the capital markets. Additional uncertainty with new legislation may limit access to capital or increase the cost of raising capital.
• Increased competition for properties will drive the cost of acquisitions up and expected returns from the properties down.
• A significant portion of our properties are operated by third parties. If these operators fail to perform their duties properly, or become insolvent, we may experience interruptions in production and revenues from these properties or incur additional liabilities and expenses as a result of the default of these third party operators.
• Increased activity within the oil and gas sector has increased the cost of goods and services and makes it more difficult to hire and retain professional staff.
• Changing interest rates influence borrowing costs and the availability of capital.
• Investors’ interest in the oil and gas sector may change over time which would affect the availability of capital and the value of Pengrowth trust units.
• Inflation may result in escalating costs which could impact unitholder distributions and the value of Pengrowth trust units.
• Canadian / U.S. exchange rates influence revenues and, to a lesser extent, operating and capital costs.
• The value of Pengrowth trust units is impacted directly by the related tax treatment of the trust units and the trust unit distributions, and indirectly by the tax treatment of alternative equity investments. Changes in Canadian or U.S. tax legislation could adversely affect the value of our trust units.
These factors should not be considered to be exhaustive. Additional risks are outlined in the AIF of the Trust available on SEDAR at www.sedar.com.
Subsequent Events
On July 13, 2007, with proceeds from Pengrowth’s increased term credit facility, Pengrowth fully repaid the remaining $322 million outstanding on the bridge facility that was due January 22, 2008.
On July 26, 2007, Pengrowth closed a U.S. $400 million offering of notes issued on a private placement basis in the United States. The private placement consists of 6.35 percent notes due in 2017. The notes are unsecured and rank equally with Pengrowth’s bank facilities and existing term notes. Pengrowth has eliminated the $600

PENGROWTH ENERGY TRUST - 22 -
million bridge facility and maintained its $1.2 billion term credit facility, all other term notes and convertible debentures.
Outlook
At this time, Pengrowth has increased the average 2007 production guidance to between 85,000 to 87,500 boe per day from our existing properties. This estimate takes into account the expected divestiture during 2007 of approximately 8,900 boe per day production at the time of sale. The above estimate excludes the impact from other future acquisitions or divestitures.
Pengrowth’s total operating expenses for 2007 are expected to increase when compared to 2006 and are anticipated to total approximately $410 million or $13.00 per boe. On a per boe basis, G&A is anticipated to be approximately $2.20, which includes management fees of approximately $0.40 per boe. This increased guidance is largely due to the costs associated with the transition services agreement for the CP properties acquisition.
Pengrowth currently anticipates capital expenditures for maintenance and development opportunities at existing properties of approximately $275 million for 2007. Two thirds of the 2007 program is expected to be spent on the drilling program and the remainder of the budget is expected to be spent on facility maintenance and optimization and land and seismic purchases. In addition to the 2007 development capital program, Pengrowth expects to invest $25 million for leasehold improvements (net of tenant leasehold inducements), furniture and equipment for its new head office building.
Recent Accounting Pronouncements
Effective January 1, 2007, Pengrowth prospectively adopted new Canadian accounting standards relating to financial instruments. The impacts of adopting the new standards are reflected in Pengrowth’s current quarter results and prior year comparative financial statements have not been restated. While the new rules resulted in changes to how Pengrowth accounts for its financial instruments and comparability with prior periods, there were no material impacts on Pengrowth’s current quarter financial results. For a description of the new accounting rules and the impact on Pengrowth’s financial statements of adopting such rules, including the impact on Pengrowth’s deferred financing charges, long term debt and deferred foreign exchange gains, see Note 1 to the unaudited interim financial statements for the quarter ending June 30, 2007.
New Canadian accounting recommendations for capital disclosures have been issued which will require additional disclosure of both qualitative and quantitative information about objectives, policies and processes for managing capital. These recommendations are effective beginning January 1, 2008.
New Canadian accounting recommendations for additional disclosures about financial instruments have been issued which will require disclosure and presentation of financial instruments about the nature and extent of risks arising from financial instruments to which Pengrowth is exposed. These recommendations are effective beginning January 1, 2008.
Subsequent to June 30, 2007, new Canadian interpretive guidance has been released for the preparation and disclosure of distributable cash, income trusts and other indirect offerings. The guidance is effective for the third quarter of 2007.
Disclosure Controls and Procedures
As a Canadian reporting issuer with securities listed on both the TSX and the NYSE, Pengrowth is required to comply with Multilateral Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings, as well as the Sarbanes Oxley Act (SOX) enacted in the United States. Both the Canadian and U.S. certification rules include similar requirements where both the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO) must assess and certify as to the effectiveness of the disclosure controls and procedures as defined in Canada by Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings and in the United States by Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended.
The CEO, James S. Kinnear, and the CFO, Christopher Webster, evaluated the effectiveness of Pengrowth’s disclosure controls and procedures for the period ending June 30, 2007. This evaluation considered the functions performed by its Disclosure Committee, the review and oversight of all executive officers and the board, as well as the process and systems in place for filing regulatory and public information. Pengrowth’s established review process and disclosure controls are designed to ensure that all required information, reports

PENGROWTH ENERGY TRUST - 23 -
and filings required under Canadian securities legislation and United States securities laws are properly submitted and recorded in accordance with those requirements.
Based on that evaluation, the CEO and CFO concluded that the design and operation of our disclosure controls and procedures were effective as at June 30, 2007 to ensure that information required to be disclosed by us in reports that we file under Canadian and U.S. securities laws is gathered, recorded, processed, summarized and reported within the time periods specified under Canadian and U.S. securities laws and is accumulated and communicated to the management of Pengrowth Corporation, including the CEO and CFO, to allow timely decisions regarding required disclosure as required under Canadian and U.S. securities laws.
During the period ended June 30, 2007, no change occurred to Pengrowth’s internal control over financial reporting that has materially affected or is reasonably likely to materially affect, Pengrowth’s internal control over financial reporting. Management’s evaluation specifically excluded the controls and procedures of the recently acquired CP properties. The acquisition and the accounting of the CP properties acquisition were included in our evaluation.
James S. Kinnear
Chairman, President and Chief Executive Officer
August 1, 2007

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Operations Review
REVIEW OF DEVELOPMENT ACTIVITIES
(All volumes stated below are net to Pengrowth unless otherwise stated)
In the second quarter of 2007, Pengrowth’s daily production averaged 89,633 boe per day and development capital totaled approximately $44.4 million with approximately 82 percent directed towards drilling and completions. Pengrowth participated in drilling 34 gross wells (15.3 net wells) with a success rate of 94 percent. In addition, Pengrowth participated in drilling three injection and one water disposal well (0.9 net).
The relatively flat quarter over quarter production levels resulted from production additions associated with the Carson Creek, Esprit Trust and CP properties acquisitions as well as ongoing development activities primarily in the Northern business unit which includes new wells at Dunvegan and in the Southern business unit which includes new wells at Weyburn. These additions were offset by reduced activity during the quarter due to an early and extended spring break-up, completion of the second phase of our disposition program and natural production declines.
During the quarter, Pengrowth added to its land position by acquiring 12,382 acres at Crown land sales in various areas to supplement our operations and provide opportunities for future drilling.
Northern:
Production in the second quarter of 2007 from Pengrowth’s Northern business unit remained relatively stable quarter over quarter and averaged 12,699 boe per day with 48 percent of production comprised of natural gas and 52 percent crude oil and natural gas liquids (NGLs). Natural declines were offset by three months of production from new wells drilled at Elm, Weasel and Karr during the first quarter of 2007.
After an active first quarter drilling program, particularly in winter-access only areas, Pengrowth did not drill any new operated wells during the second quarter. However, two partner-operated horizontal wells were drilled at Cutbank (27.5 percent working interest). One well was production tested at Cutbank yielding 6.7 mmcf per day (1.84 mmcf per day net). Capital development in the quarter totaled $9.7 million with 66 percent targeted towards drilling related activities including completions and tie-ins with the majority spent at Wildmint, Tupper and Elm. In addition, approximately 34 percent was targeted towards maintenance capital with projects being completed at Weasel and Dunvegan.
Results of note include the start-up of the new well at Karr on May 12, 2007 with an initial production rate of 1 mmcf per day and a current rate of 1.4 mmcf per day and the start up of the new well at Weasel on June 7, 2007 with an initial production rate of 700 mcf per day.
Central:
The Central business unit averaged approximately 26,339 boe per day in the second quarter of 2007 with 67 percent of production comprised of crude oil and NGLs and 33 percent comprised of natural gas. Production volumes were down approximately five percent when compared to first quarter of 2007. This reduction is partially due to turnaround activities at Judy Creek, a production shut-in at Deer Mountain and unanticipated downtime during the quarter. However, on a year-to-date basis, production levels in the Central business unit are exceeding 2007 budget expectations.
During the second quarter, capital development totaled approximately $18.5 million with approximately two thirds of capital spent on drilling related activities including completions and tie-ins with the remainder targeted mainly towards maintenance capital and seismic activity. There was no operated drilling activity during the second quarter. At the partner-operated Swan Hills Unit No. 1 (22.35 percent working interest), eight wells were drilled consisting of four oil wells, three injection wells and one water disposal well. The four oil wells had in aggregate production test rates of 500 boe per day (112 boe per day net). In addition, Pengrowth agreed to participate in a CO2 pilot at the partner-operated South Swan Hills Unit (8.8 percent working interest).
Other key activities during the quarter included the commencement of four new hydrocarbon miscible flood patterns at Judy Creek. One pattern began solvent injection during the quarter with the remaining three expected to begin solvent injection during the third quarter with pattern response expected in the latter half of the year. CO2 injection continues at the Judy Creek CO2 pilot project that began in February of 2007 and is expected to continue for 18 months with target injection rates of approximately 200 tonnes per day.

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At Carson Creek development activities added more than 100 boe per day through a combination of stimulations, reactivations and other optimization activities The 16-7-61-12 W5 well (working interest 23.8 percent) came onstream in the second quarter and has averaged 1.2 mmcf per day (0.29 mmcf per day net). The production is very liquids rich yielding 90 bbls per mmcf of condensate and natural gas liquids.
Pengrowth obtained approval for one drilling location during the quarter and has initiated scoping in the gas unit to perform a field optimization study which should result in additional site-specific compression and well recompletions. In addition, interpretation began on the Carson Creek 3D seismic survey which was acquired in the first quarter of the year. The data will be used to generate infill drilling locations over the coming quarters.
Southern:
Production in the second quarter of 2007 averaged approximately 27,602 boe per day in the Southern business unit with 38 percent comprised of crude oil and NGLS and 62 percent natural gas. Year to date production is tracking slightly ahead of budgeted production levels and has increased by approximately five percent when compared to first quarter 2007 levels.
Development capital for the second quarter of 2007 totaled approximately $9.1 million with the large majority targeted towards drilling activities and the balance on workover and maintenance costs. There was a high level of activity during the quarter with 27 gross (12.9 net) wells drilled. All but one well was successful which resulted in a 96.3 percent success rate.
The drilling program included 7 gross (5.3 net) gas wells drilled at Twining, Berry, Three Hills, Sounding Lake and two coalbed methane (CBM) gas wells at Ghost Pine and Wimborne. Three of the gas wells have been initially tested at a combined rate of approximately 3.7 mmcf per day (3.4 mmcf per day net) and extended flow tests are underway to confirm these encouraging initial rates.
At Parkdale/Claresholm, the last three commitment wells (2.3 net) of a four well farm-in have been drilled resulting in two oil wells (1.3 net) which had initial test rates of 355 boe per day (125 boe per day net). One well was drilled and abandoned. The first well of the farm-in program was drilled in the first quarter and was also tested during this quarter and resulted in a gas well with an initial rate of 450 mcf per day (150 mcf per day net).
There were 17 gross (5.3 net) oil wells drilled at Weyburn, Nevis, Richdale and Twining during the second quarter and are expected to be tied in during the third quarter. One of the Twining wells had a significant uphole sand that will be tested in the third quarter and, depending on the results, may lead to additional opportunities in the area.
Tie-ins and completions were delayed due to this year’s extended spring break-up compounded by extremely wet field conditions. However, during the quarter, eight wells were placed on production at a number of producing properties including Aden, Manyberries, Mikwan, Three Hills and Sounding Lake. Initial production rates of 405 bbls per day were recorded for three oil wells (100 percent working interest) and five gas wells were brought on with combined gross production of 2.5 mmcf per day (combined net production of 1.9 mmcf).
Olds:
Production at the Olds business unit averaged 10,569 boe per day during the second quarter of 2007 comprised of 96 percent natural gas and associated NGLs and 4 percent crude oil. Production levels decreased slightly by two percent in the second quarter due in part to scheduled plant turnarounds at non-operated processing facilities in both Quirk Creek and High River.
Capital spending in the quarter was targeted towards drilling related activities, maintenance and workover costs. There were no significant capital expenditures during the second quarter of 2007. There was no operated drilling activity in the second quarter; however, industry partners drilled two wells where Pengrowth retains a royalty. Both wells are expected to come onstream during the third quarter this year.
Key activities during the quarter included: the completion of sulphur solvent treatments on three sour Wabamun wells at Olds which resulted in total production gains of approximately 300 mcf per day; one non-operated Ellerslie well came on production at an initial rate of 192 mcf per day net to Pengrowth; and the conclusion of facility upgrades at the new 2006 Quirk Creek well resulting in an overall gain of approximately 1.9 mmcf per day net to Pengrowth.

PENGROWTH ENERGY TRUST - 26 -
Heavy:
In the second quarter of 2007, production in the Heavy Oil business unit averaged 5,214 boe per day with 78 percent of production comprised of heavy oil and 22 percent comprised of natural gas. Second quarter production levels decreased approximately ten percent compared to first quarter 2007 due mainly to planned dispositions that closed during the quarter and delay in well repairs due to the extended spring break-up.
During the quarter, capital development totaled approximately $6.7 million with the majority targeted towards drilling and related activities with the balance targeted towards facilities and workovers. Pengrowth drilled one gas well during the quarter for a success rate of 100 percent. This well production tested at a rate of 330 mcf per day and will be tied in during the third quarter.
Other activities during the quarter included the completion and tie-in of 11 Viking gas wells (100 percent working interest) which were drilled in late 2006. Testing of the wells was initiated in June and was completed in July with all wells on production. Initial rates from the first ten wells averaged 190 mcf per day per well on a restricted flow rate. Completion and flow testing on the last well of a six gas well program at Primate, also drilled in late 2006, was concluded during the quarter. Combined initial test rates from four of the wells (100 percent working interest) were 5.7 mmcf per day and tie-in of these wells will proceed in the third quarter.
Construction of the gathering line for the horizontal wells drilled at East Bodo late last year continued throughout the second quarter. The project is scheduled to be completed during the third quarter 2007 and is anticipated to reduce operating costs for these wells as the produced fluids will no longer need to be transported by truck. Also during the quarter, work was completed at Cactus which diverted produced fluid to the main North Cactus battery allowing Pengrowth to shut down the facilities at West Cactus resulting in maintenance and fuel gas cost reductions.
SOEP:
The Sable Offshore Energy Project (SOEP) produced approximately 41,864 mmcf of raw gas in the second quarter of 2007. Gross production averaged approximately 460 mmcf per day in the second quarter, an increase of 32 percent when compared to first quarter 2007 levels.
Production is comprised of approximately 87 percent natural gas and 17 percent NGLs. Pengrowth’s working interest is 8.4 percent in this ExxonMobil Canada operated property.
Monthly raw gas production for April, May and June was 445 mmcf per day (37.4 mmcf per day net), 494 mmcf per day (41.6 mmcf per day net) and 440 mmcf per day (37 mmcf per day), respectively. Downtime associated with the Goldboro sales gas compressors in April and a compression platform shut in June due to mechanical issues resulted in the lower levels recorded during those months.
Capital development during the quarter has been significantly reduced from the first quarter due to the completion of the compression project. Capital spending was mainly targeted towards maintenance during the quarter.

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Consolidated Balance Sheets
(Stated in thousands of dollars)
(unaudited)

	As at	As at
	June 30	December 31
	2007	2006

ASSETS
CURRENT ASSETS
Accounts receivable	$169,094	$151,719
Fair value of risk management contracts (Note 14)	25,071	37,972

	194,165	189,691

FAIR VALUE OF RISK MANAGEMENT CONTRACTS (Note 14)	8,260	495

DEPOSIT ON ACQUISITION	—	103,750

OTHER ASSETS (Note 3)	21,142	36,132

PROPERTY, PLANT AND EQUIPMENT	4,633,861	3,741,602

GOODWILL (Note 2)	657,191	598,302

	$5,514,619	$4,669,972

LIABILITIES AND UNITHOLDERS’ EQUITY
CURRENT LIABILITIES
Bank indebtedness (Note 5)	$327,193	$9,374
Accounts payable and accrued liabilities	180,380	201,056
Distributions payable to unitholders	123,008	122,080
Due to Pengrowth Management Limited	3,138	2,101
Contract liabilities	4,840	5,017

	638,559	339,628

FAIR VALUE OF RISK MANAGEMENT CONTRACTS (Note 14)	321	1,367

CONTRACT LIABILITIES	14,494	16,825

CONVERTIBLE DEBENTURES	75,079	75,127

LONG TERM DEBT (Note 4)	1,038,328	604,200

ASSET RETIREMENT OBLIGATIONS (Note 7)	334,171	255,331

FUTURE INCOME TAXES (Note 6)	500,515	327,817

TRUST UNITHOLDERS’ EQUITY (Note 8)
Trust Unitholders’ capital	4,410,716	4,383,993
Equity portion of convertible debentures	160	160
Contributed surplus	7,719	4,931
Deficit (Note 10)	(1,505,443)	(1,339,407)

	2,913,152	3,049,677

SUBSEQUENT EVENTS (Note 16)
	$5,514,619	$4,669,972

See accompanying notes to the consolidated financial statements.

- 28 - PENGROWTH ENERGY TRUST
Consolidated Statements of Income and Deficit
(Stated in thousands of dollars)
(unaudited)

		Three months ended		Six months ended
		June 30		June 30
		2007	2006	2007	2006

REVENUES
Oil and gas sales		$443,977	$283,532	$876,085	$575,428
Unrealized gain (loss) on commodity risk management (Note 14)		79,682	(3,389)	(4,272)	(3,389)
Processing and other income		5,025	4,117	9,750	7,901
Royalties, net of incentives		(84,002)	(45,290)	(165,562)	(110,625)

NET REVENUE		444,682	238,970	716,001	469,315

EXPENSES
Operating		112,062	58,002	213,092	112,020
Transportation		3,168	1,781	5,755	3,539
Amortization of injectants for miscible floods		8,645	8,535	18,126	16,507
Interest on bank indebtedness		5,028	—	12,422	—
Interest on long term debt		16,538	6,511	32,591	12,289
General and administrative		16,208	8,697	33,047	17,517
Management fee		3,008	3,317	6,189	7,558
Foreign exchange gain (Note 11)		(21,744)	(10,359)	(24,469)	(9,120)
Unrealized loss on foreign exchange risk management (Note 14)		6,366	—	13,691	—
Depletion, depreciation and amortization		163,107	67,827	325,610	138,883
Accretion (Note 7)		6,455	3,903	12,990	7,231
Other expenses		1,889	3,308	3,074	4,788

		320,730	151,522	652,118	311,212

INCOME BEFORE TAXES		123,952	87,448	63,883	158,103

Future income tax reduction (Note 6)		147,707	22,668	137,942	18,348

NET INCOME		$271,659	$110,116	$201,825	$176,451

Deficit, beginning of period		(1,592,775)	(1,096,614)	(1,339,407)	(1,042,647)

Distributions paid or declared		(184,327)	(120,597)	(367,861)	(240,899)

DEFICIT, END OF PERIOD		$(1,505,443)	$(1,107,095)	$(1,505,443)	$(1,107,095)

NET INCOME PER TRUST UNIT (Note 13)	Basic	$1.11	$0.69	$0.82	$1.10

	Diluted	$1.10	$0.68	$0.81	$1.10

See accompanying notes to the consolidated financial statements.

PENGROWTH ENERGY TRUST - 29 -
Consolidated Statements of Cash Flow
(Stated in thousands of dollars)
(unaudited)

	Three months ended		Six months ended
	June 30		June 30
	2007	2006	2007	2006

		(Restated note 1)		(Restated note 1)
CASH PROVIDED BY (USED FOR):

OPERATING
Net income	$271,659	$110,116	$201,825	$176,451
Depletion, depreciation and accretion	169,562	71,730	338,600	146,114
Future income tax reduction	(147,707)	(22,668)	(137,942)	(18,348)
Contract liability amortization	(1,254)	(1,320)	(2,508)	(2,640)
Amortization of injectants	8,645	8,535	18,126	16,507
Purchase of injectants	(5,922)	(6,682)	(10,622)	(17,297)
Expenditures on remediation	(1,435)	(2,470)	(4,542)	(3,850)
Deferred charges and other non cash items	52	—	(157)	(2,364)
Unrealized foreign exchange (gain) loss (Note 11)	(24,661)	(10,360)	(27,455)	(9,360)
Unrealized (gain) loss on risk management contracts (Note 14)	(73,316)	3,389	17,963	3,389
Trust unit based compensation (Note 9)	1,495	559	3,241	1,911
Amortization of deferred charges	1,414	1,716	2,762	3,292
Changes in non-cash operating working capital (Note 12)	51,428	(25,745)	(12,902)	(10,645)

	249,960	126,800	386,389	283,160

FINANCING
Distributions paid (Note 10)	(183,751)	(120,400)	(366,933)	(240,445)
Bank indebtedness	(200,199)	—	317,819	—
Change in long term debt, net	—	76,000	463,000	127,000
Proceeds from issue of trust units	14,088	7,948	26,270	17,391

	(369,862)	(36,452)	(440,156)	(96,054)

INVESTING
Business acquisition (Note 2)	(590)	—	(923,251)	—
Expenditures on property, plant and equipment	(49,467)	(47,999)	(148,252)	(123,060)
Other property acquisitions	—	(3,554)	—	(53,356)
Proceeds on property dispositions	197,315	1,051	272,034	17,753
Change in remediation trust funds	(1,598)	(279)	(2,963)	(670)
Purchase of marketable securities	—	(19,990)	—	(19,990)
Change in non-cash investing working capital (Note 12)	(25,758)	(12,039)	(24,113)	7,981

	119,902	(82,810)	(826,545)	(171,342)

CHANGE IN CASH	—	7,538	—	15,764

BANK INDEBTEDNESS AT BEGINNING OF PERIOD	—	(6,341)	—	(14,567)

CASH AT END OF PERIOD	$—	$1,197	$—	$1,197

See accompanying notes to the consolidated financial statements.

- 30 - PENGROWTH ENERGY TRUST
Notes To Consolidated Financial Statements
(Unaudited)
June 30, 2007
(Tabular dollar amounts are stated in thousands of dollars except per trust unit amounts)
1.	SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of Pengrowth Energy Trust include the accounts of Pengrowth Energy Trust (the “Trust”) and all of its subsidiaries (collectively referred to as “Pengrowth”), including Pengrowth Corporation (the “Corporation”). The financial statements do not contain the accounts of Pengrowth Management Limited (the “Manager”). As of June 30, 2007, the Trust owned 100 percent of the royalty units and 91 percent of the common shares of the Corporation.

The financial statements have been prepared by management in accordance with generally accepted accounting principles in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2006, except as discussed below. The disclosures provided below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in Pengrowth’s annual report for the year ended December 31, 2006.

Certain comparative figures have been reclassified to conform to the presentation adopted in current period. For the six months ended June 30, 2006, the change in non-cash operating working capital was decreased by $26.8 million to a use of cash of $10.6 million with a corresponding increase to the change in non-cash investing working capital. For the three months ended June 30, 2006, the change in non-cash operating working capital was increased by $8.5 million to a use of cash of $25.7 million with a corresponding decrease to the change in non-cash investing working capital. There was no impact to the reported total change in non-cash working capital.

Change in Accounting Policies

Effective January 1, 2007, Pengrowth adopted several new and revised Canadian accounting standards related to financial instruments. The new handbook sections provide standards for the recognition and measurement of financial instruments and the use of hedge accounting. A statement of comprehensive income is required pursuant to the new standards. Certain gains and losses and other amounts arising from changes in fair value are temporarily recorded outside the income statement in other comprehensive income. The new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

The new standards for financial instruments require all financial instruments to be classified into one of five categories: held for trading, held to maturity investments, loans and receivables, available for sale financial assets or other liabilities. Pengrowth has designated cash and cash equivalents as held for trading which are measured at fair value. Accounts receivable are classified as loans and receivables which are measured at amortized cost. Investments held in the remediation trust funds has been designated as held to maturity and held for trading based on the type of investments in the fund. Held to maturity investments are measured at amortized cost and held for trading investments are measured at fair value. Bank indebtedness, accounts payable and accrued liabilities, distributions payable, due to the Manager and long term debt have been classified as other liabilities which are measured at amortized cost using the effective interest rate method. The convertible debentures are accounted in accordance with the accounting policy disclosed in the notes to the 2006 consolidated financial statements. The debt portion of the convertible debentures has been measured at amortized cost which approximated its carrying value on the date of adoption.

All derivatives are classified as held for trading which are measured at fair value with changes in fair value over a reporting period recognized in net income. Changes in the fair value of derivatives used in certain hedging transactions for which hedge accounting is permitted would be recorded in other comprehensive income. Presently, Pengrowth does not have any risk management contracts outstanding for which hedge accounting is being applied.

PENGROWTH ENERGY TRUST - 31 -
Transaction costs incurred in connection with the issuance of term debt instruments with a maturity of greater than one year are deducted against the carrying value of the debt and amortized to net income using the effective interest rate method over the expected life of the debt. Transaction costs incurred in connection with the issuance of other debt instruments are expensed as incurred. Pengrowth had deferred $2.8 million of debt issue costs related to prior issuances of private placement debt. The deferred issue costs were being amortized on a straight-line basis over the term of the debt. On January 1, 2007, an adjustment of $1.6 million was made to reduce the carrying amount of the related debt and other assets. No adjustment was made to opening retained earnings for the cumulative effect of the change in accounting policy as the amount was not significant.

Effective January 1, 2007, Pengrowth ceased to designate an existing foreign exchange swap as a cash flow hedge of the U.K. term debt. As the hedging relationship qualified for hedge accounting under the revised hedging standards, $13.6 million of deferred foreign exchange loss related to the debt was reclassified to accumulated other comprehensive income. An asset related to the fair value of the foreign exchange swap of $13.9 million was recognized on the balance sheet on January 1, 2007 with a corresponding adjustment to reduce accumulated other comprehensive income. The remaining balance in accumulated other comprehensive income of $0.3 million was reclassified to net income in the period as the amount was not significant.

Accounting Changes

New Canadian accounting recommendations for capital disclosures have been issued which will require additional disclosure of both qualitative and quantitative information about objectives, policies and processes for managing capital. These recommendations are effective beginning January 1, 2008.

New Canadian accounting recommendations for additional disclosures about financial instruments have been issued which will require disclosure and presentation of financial instruments about the nature and extent of risks arising from financial instruments to which Pengrowth is exposed. These recommendations are effective beginning January 1, 2008.

2.	ACQUISITION

On January 22, 2007 Pengrowth acquired four subsidiaries of Burlington Resources Canada Ltd., a subsidiary of ConocoPhillips (the “CP properties”), which hold Canadian oil and natural gas properties and undeveloped land. The transaction was accounted for using the purchase method of accounting with the allocation of the purchase price and consideration paid as follows:

Allocation of purchase price:
Property, plant and equipment	$1,363,438
Goodwill	58,889
Asset retirement obligations	(84,766)
Future income taxes	(310,640)

$1,026,921

Consideration:
Cash	$1,025,038
Acquisition costs	1,883

$1,026,921

Property, plant and equipment represents the fair value of the assets acquired determined in part by an independent reserve evaluation. Goodwill, which is not deductible for tax purposes, was determined based on the excess of the total consideration paid less the value assigned to the identifiable assets and liabilities including the future tax liability.

The future income tax liability was determined based on the enacted income tax rate at the date of acquisition of approximately 29 percent. The asset retirement obligations were determined using Pengrowth’s estimated costs to remediate, reclaim and abandon the wells and facilities, the estimated timing of the costs to be incurred in future periods, an inflation rate of two percent and a discount rate of eight percent.

- 32 - PENGROWTH ENERGY TRUST
Results of operations from the CP properties subsequent to the acquisition date are included in the consolidated financial statements. Final determination of the cost of the acquisition and the allocation thereof to the fair values of the CP properties is still pending.

3.	OTHER ASSETS

	As at	As at
	June 30, 2007	December 31, 2006

Deferred compensation expense (net of accumulated amortization of $5,077, 2006 - $2,381)	$—	$2,696
Debt issue costs (net of accumulated amortization of, 2006 - $1,192)	—	1,626

	—	4,322
Deferred foreign exchange loss on translation of U.K. debt (Note 1)	—	13,631
Remediation trust funds	14,107	11,144
Equity investment	7,035	7,035

	$21,142	$36,132

4.	LONG TERM DEBT

	As at	As at
	June 30, 2007	December 31, 2006

U.S. dollar denominated debt:
U.S. dollar 150 million senior unsecured notes at 4.93 percent due April 2010	$159,164	$174,810
U.S. dollar 50 million senior unsecured notes at 5.47 percent due April 2013	53,055	58,270

	212,219	233,080
Pound sterling denominated 50 million unsecured notes at 5.46 percent due December 2015	106,109	114,120
Canadian dollar revolving credit borrowings	720,000	257,000

	$1,038,328	$604,200

Pengrowth has a $1.2 billion syndicated extendible revolving term credit. The facility is unsecured, covenant based and has a three year term maturing June 16, 2010. Pengrowth has the option to extend the facility each year, subject to the approval of the lenders, or repay the entire balance at the end of the three year term. Various borrowing options are available under the facility including prime rate based advances and bankers’ acceptance loans. This facility carries floating interest rates that are expected to range between 0.60 percent and 1.15 percent over bankers’ acceptance rates depending on Pengrowth’s consolidated ratio of senior debt to earnings before interest, taxes and non-cash items. In addition, Pengrowth has a $35 million operating line of credit. The facilities were reduced by drawings of $720 million and outstanding letters of credit of approximately $16.8 million at June 30, 2007.

As of June 30, 2007, an unrealized cumulative foreign exchange gain of $77.2 million (December 31, 2006 — $57.2 million) has been recognized on the U.S. dollar term notes since the date of issuance. As of June 30, 2007, an unrealized cumulative foreign exchange gain of $7.5 million has been recognized on the U.K. pound sterling denominated term notes since Pengrowth ceased to designate the existing foreign exchange swap as a hedge of the U.K. term debt on January 1, 2007 (Note 1).

PENGROWTH ENERGY TRUST - 33 -
5.	BANK INDEBTEDNESS

In conjunction with acquiring the CP properties, Pengrowth entered into a new $600 million credit facility syndicated among ten financial institutions. The facility is unsecured, covenant based and has a one year term. The facility must be repaid in full on January 22, 2008. Various borrowing options are available under the facility including prime rate based advances and bankers’ acceptance loans. The facility carries floating interest rates that are expected to range between 0.65 percent and 1.15 percent over bankers’ acceptance rates, depending on Pengrowth’s consolidated ratio of senior debt to earnings before interest, taxes and non-cash items. Certain net proceeds from any future asset dispositions, equity offerings or debt issuances are required to repay the amount borrowed under this credit facility. As at June 30, 2007, Pengrowth had drawn $322 million on the credit facility.

In addition, Pengrowth has outstanding cheques in excess of cash of $5.2 million at June 30, 2007 (December 31, 2006 – $9.4 million).

6.	INCOME TAXES

As a result of recent changes to income trust tax legislation modifying the taxation of certain flow through entities including mutual fund trusts and their unitholders, Pengrowth has recognized future income taxes on temporary differences in the Trust during the period. Previously, future income taxes were recorded only on temporary differences in the corporate subsidiaries of the Trust. A $71 million future income tax recovery was recorded for the three months ended June 30, 2007 as the tax basis of the assets in the Trust exceeded their book basis. The income trust tax changes apply a tax at the trust level on distributions of certain income at a rate comparable to the combined federal and provincial corporate tax rate. The distribution tax will only apply in respect of distributions of income and will not apply to returns of capital. It is expected that Pengrowth will not be subject to the recent tax changes until January 1, 2011.

7.	ASSET RETIREMENT OBLIGATIONS (AR0)

The following reconciles Pengrowth’s ARO:

	Six months ended	Twelve months ended
	June 30, 2007	December 31, 2006

Asset retirement obligations, beginning of period	$255,331	$184,699
Increase (decrease) in liabilities during the period related to:
Acquisitions	84,766	72,680
Disposals	(16,156)	(1,500)
Additions	1,782	1,649
Revisions	—	(9,695)
Accretion expense	12,990	16,591
Liabilities settled during the period	(4,542)	(9,093)

Asset retirement obligations, end of period	$334,171	$255,331

- 34 - PENGROWTH ENERGY TRUST
8. TRUST UNITS
     The total authorized capital of Pengrowth is 500,000,000 trust units.

	Six months ended		Year ended
	June 30, 2007		December 31, 2006
	Number		Number
Trust units issued	of trust units	Amount	of trust units	Amount

Balance, beginning of period	244,016,623	$4,383,993	159,864,083	$2,514,997
Issued for the Esprit Trust business combination (non-cash)	—	—	34,725,157	895,944
Issued for cash	—	—	47,575,000	987,841
Issue costs	—	(745)	—	(51,575)
Issued on redemption of Deferred Entitlement Trust Units (DEUs)	2,931	55	14,523	233
Issued for cash on exercise of trust unit options and rights	249,084	3,071	607,766	9,476
Issued for cash under Distribution Reinvestment Plan (DRIP)	1,276,677	23,944	1,226,806	26,049
Issued on redemption of Royalty Units (non- cash)	14,952	—	3,288	—
Trust unit rights incentive plan (non-cash exercised)	—	398	—	1,028

Balance, end of period	245,560,267	$4,410,716	244,016,623	$4,383,993

During the six month period ended June 30, 2007, 9,630 Class A trust units were converted to “consolidated” trust units. At June 30, 2007, 1,888 Class A trust units remain outstanding. All other trust units outstanding are “consolidated” trust units.
During the six month period ended June 30, 2007, the remaining 14,952 royalty units not held by the Trust were converted to “consolidated” trust units.
Contributed Surplus

	Six months ended	Year ended
	June 30, 2007	December 31, 2006

Balance, beginning of period	$4,931	$3,646
Trust unit rights incentive plan (non-cash expensed)	1,259	1,298
Deferred entitlement trust units (non-cash expensed)	1,982	1,248
Trust unit rights incentive plan (non-cash exercised)	(398)	(1,028)
Deferred entitlement trust units (non-cash exercised)	(55)	(233)

Balance, end of period	$7,719	$4,931

9. TRUST UNIT BASED COMPENSATION PLANS
Up to ten percent of the issued and outstanding trust units, to a maximum of 13.8 million trust units, may be reserved for DEUs, rights and option grants, in aggregate.
     Long Term Incentive Program
Pengrowth recorded compensation expense of $2.0 million in the six months ended June 30, 2007 (June 30, 2006 — $1.1 million) related to DEUs with a weighted average grant date fair value of $20.29 per DEU (June 30, 2006 — $20.69 per DEU). For the six months ended June 30, 2007, 2,931 trust units were issued on redemption of DEUs by retiring employees.

PENGROWTH ENERGY TRUST - 35 -

	Six months ended	Year ended
Number of DEUs	June 30, 2007	December 31, 2006

Outstanding, beginning of period	399,568	185,591
Granted	363,758	222,088
Forfeited	(36,275)	(33,981)
Exercised	(2,931)	(14,207)
Deemed DRIP	49,455	40,077

Outstanding, end of period	773,575	399,568

     Trust Unit Rights Incentive Plan
As at June 30, 2007, rights to purchase 2,351,404 trust units were outstanding (December 31, 2006 -1,534,241) that expire at various dates to May 7, 2012.

	Six months ended		Year Ended
	June 30, 2007		December 31, 2006
		Weighted		Weighted
	Number	average	Number	average
	of rights	exercise price	of rights	exercise price

Outstanding at beginning of period	1,534,241	$16.06	1,441,737	$14.85
Granted (1)	1,122,408	$19.96	617,409	$22.39
Exercised	(246,384)	$12.32	(452,468)	$14.75
Forfeited	(58,861)	$19.45	(72,437)	$17.47

Outstanding at period-end	2,351,404	$17.58	1,534,241	$16.06

Exercisable at period-end	1,340,399	$16.21	969,402	$14.22

(1)	Weighted average exercise price of rights granted are based on the exercise price at the date of grant.
Compensation expense associated with the trust unit rights granted during 2007 was based on the estimated fair value of $2.06 per trust unit right (June 30, 2006 – $1.86). The fair value of trust unit rights granted in 2007 was estimated using a binomial lattice option pricing model with the following assumptions: risk-free rate of four percent, volatility of 23 percent, expected distribution yield of 14 percent and reductions in the exercise price over the life of the trust unit rights. The binomial lattice model calculated a value of ten percent of the exercise price for the trust unit rights granted in 2007. The estimated cost is reduced by the estimated forfeitures at the date of grant which has been estimated at five percent for directors and officers and ten percent for employees. Compensation expense is recorded as these obligations vest. Compensation expense related to the trust unit rights for the six months ended June 30, 2007 was $1.3 million (June 30, 2006 – $0.8 million).
     Trust Unit Option Plan
During the six months ended June 30, 2007, 2,700 trust unit rights were exercised at a weighted average exercise price of $12.98 and 6,240 trust units options were forfeited at a weighted average exercise price of $17.70. As at June 30, 2007, options to purchase 89,679 trust units were outstanding with a weighted average exercise price of $16.10.
     Trust Unit Award Plan
Pengrowth established an incentive plan to reward and retain employees whereby trust units and cash are awarded to eligible employees. The Trust Unit Award Plan was fully expensed as of June 30, 2007 and all awards under the plan were paid out subsequent to June 30, 2007. Pengrowth acquired the trust units to be awarded under the plan on the open market for $5.1 million and placed them in a trust account established for the benefit of the eligible employees. The cost to acquire the trust units was recorded as deferred compensation expense and was charged to net income on a straight-line basis over the vesting period. In addition, the cash portion of the incentive plan of approximately $1.1 million was accrued on a straight line basis over the vesting period. For the six months ended June 30, 2007, the amount charged to net income related to the trust unit award plan including the cash portion of the award was $3.0 million (June 30, 2006 – $3.5 million).

- 36 - PENGROWTH ENERGY TRUST
10. DEFICIT

	As at	As at
	June 30, 2007	December 31, 2006

Accumulated earnings	$1,517,511	$1,315,686
Accumulated distributions paid or declared	(3,022,954)	(2,655,093)

	$(1,505,443)	$(1,339,407)

Pengrowth is obligated by virtue of its Royalty and Trust Indentures and Net Profits Interest agreement to distribute to unitholders a significant portion of its cash flow from operations. Cash flow from operations typically exceeds net income as a result of non-cash expenses such as unrecognized gain (losses) on commodity contracts, depletion, depreciation, future income tax expense and accretion. These non-cash expenses result in a deficit being recorded despite Pengrowth distributing less than its cash flow from operations.
     Distributions paid
Actual cash distributions paid for the six months ended June 30, 2007 were $366.9 million (June 30, 2006 - $240.4 million). Distributions paid or declared have been determined in accordance with the Trust Indenture. Distributions are declared payable in the following month after the distributions were earned. The amount of cash withheld from funds available for distribution to unitholders is at the discretion of the Board of Directors.
11. FOREIGN EXCHANGE GAIN (LOSS)

	Three months ended		Six months ended
	June 30,		June 30,
	2007	2006	2007	2006

Unrealized foreign exchange gain on translation of foreign currency denominated debt	$24,661	$10,360	$27,455	$9,360
Realized foreign exchange loss	(2,917)	(1)	(2,986)	(240)

	$21,744	$10,359	$24,469	$9,120

12. OTHER CASH FLOW DISCLOSURES
     Change in Non-Cash Operating Working Capital

	Three months ended		Six months ended
	June 30,		June 30,
Cash provided by (used for):	2007	2006	2007	2006

Accounts receivable	$34,368	$(22,906)	$(17,376)	$9,816
Accounts payable and accrued liabilities	15,327	1,426	3,437	(15,608)
Due to Pengrowth Management Limited	1,733	(4,265)	1,037	(4,853)

	$51,428	$(25,745)	$(12,902)	$(10,645)

     Change in Non-Cash Investing Working Capital

	Three months ended		Six months ended
	June 30,		June 30,
Cash provided by (used for):	2007	2006	2007	2006

Accounts payable for capital accruals	$(25,758)	$(12,039)	$(24,113)	$7,981

PENGROWTH ENERGY TRUST - 37 -
     Cash payments

	Three months ended		Six months ended
	June 30,		June 30,
	2007	2006	2007	2006

Interest	$13,193	$11,350	$43,281	$12,443
13. AMOUNTS PER TRUST UNIT
The following reconciles the weighted average number of trust units used in the basic and diluted net income per unit calculations:

	Three months ended		Six months ended
	June 30,		June 30,
	2007	2006	2007	2006

Weighted average number of trust units – basic	245,126,773	160,592,175	244,745,237	160,371,752
Dilutive effect of trust unit options, trust unit rights and DEUs	951,033	725,888	478,144	636,185

Weighted average number of trust units – diluted	246,077,806	161,318,063	245,223,381	161,007,937

For the three months ended June 30, 2007, 4,004,177 (June 30, 2006 – nil) trust units from trust unit options, rights and the convertible debentures were excluded from the diluted net income per unit calculation as their effect is anti-dilutive. For the six months ended June 30, 2007, 4,449,444 (June 30, 2006 – nil) trust units from trust unit options, rights and the convertible debentures were excluded from the diluted net income per unit calculation as their effect is anti-dilutive.
14. FINANCIAL INSTRUMENTS
     Risk Management
Pengrowth has a price risk management program whereby the commodity price associated with a portion of its future production is fixed. Pengrowth sells forward a portion of its future production through a combination of fixed price sales contracts with customers and commodity swap agreements with financial counterparties. The forward and futures contracts are subject to market risk from fluctuating commodity prices and exchange rates.
As at June 30, 2007, Pengrowth had fixed the price applicable to future production as follows:
Crude Oil:

	Volume	Reference	Price
Remaining Term	(bbl per day)	point	per bbl in Cdn$

Financial:
July 1, 2007 – Dec 31, 2007	15,000	WTI (1)	$76.15
Jan 1, 2008 – Oct 31, 2008	1,000	WTI (1)	$74.25
Jan 1, 2008 – Dec 31, 2008	8,500	WTI (1)	$76.00

- 38 - PENGROWTH ENERGY TRUST
Natural Gas:

	Volume	Reference	Price
Remaining Term	(mmbtu per day)	point	per mmbtu in Cdn$

Financial:
Jul 1, 2007 – Oct 31, 2007	5,000	Transco Z6 (1)	$11.62
Jan 1, 2008 – Dec 31, 2008	5,000	Transco Z6 (1)	$10.90
Jul 1, 2007 – Dec 31, 2007	12,500	TETCO M3 (1)	$9.03
Jul 1, 2007 – Dec 31, 2007	7,500	NYMEX(1)	$8.94
Jul 1, 2007 – Oct 31, 2007	9,478	AECO	$8.28
Jul 1, 2007 – Dec 31, 2007	49,761	AECO	$7.97
Nov 1, 2007 – Mar 31, 2008	2,370	AECO	$8.44
Jan 1, 2008 – Dec 31, 2008	49,761	AECO	$8.38
Jul 1, 2007 – Oct 31, 2007	4,739	AECO	$7.39–9.07 (2)
Jul 1, 2007 – Oct 31, 2007	5,000	Chicago MI (1)	$9.69
Jul 1, 2007 – Dec 31, 2007	13,000	Chicago MI (1)	$8.76
Jan 1, 2008 – Dec 31, 2008	5,000	Chicago MI (1)	$9.20

(1)	Associated Cdn$ / U.S.$ foreign exchange rate has been fixed.

(2)	Costless collars
The estimated fair value of the financial crude oil and natural gas contracts has been determined based on the estimated amounts Pengrowth would receive or pay to terminate the contracts. At June 30, 2007, the estimated amount Pengrowth would receive (pay) to terminate the financial crude oil and natural gas contracts would be $(0.5) million and $33.3 million, respectively.
Pengrowth entered into a foreign exchange swap in conjunction with issuing the U.K. pound sterling term notes (Note 4) which fixed the Canadian dollar to Pound Sterling exchange rate on the interest and principal payments related to the notes. The estimated fair value of the foreign exchange swap has been based on the amount Pengrowth would receive or pay to terminate the contract at period end. At June 30, 2007, the estimated amount Pengrowth would receive to terminate the contract would be $0.2 million.
The fair value of the commodity and foreign exchange risk management contracts has been allocated to current and non-current assets and liabilities on a contract by contract basis.
Balance Sheet as at June 30, 2007

		Foreign
		exchange
	Commodity risk	risk
	management	management
	contracts	contract	Total

Current portion of unrealized risk management assets	$25,071	$—	$25,071
Non-current portion of unrealized risk management assets	8,078	182	8,260
Current portion of unrealized risk management liabilities	—	—	—
Non-current portion of unrealized risk management liabilities	(321)	—	(321)

Total unrealized risk management asset	$32,828	$182	$33,010

The change in the fair value of the risk management contracts over the three months and six months ended June 30, 2007 is recognized as an unrealized gain or loss on the consolidated statements of income. A summary of the unrealized gains (losses) recorded in net income are provided below:

PENGROWTH ENERGY TRUST - 39 -
Three months ended June 30, 2007

		Foreign
		exchange
	Commodity risk	risk
	management	management
	contracts	contract	Total

Total unrealized risk management asset at June 30, 2007	$32,828	$182	$33,010
Less: Unrealized risk management asset (liability) at March 31, 2007	(46,854)	6,548	(40,306)

Unrealized gain (loss) on risk management contracts	$79,682	$(6,366)	$73,316

Six months ended June 30, 2007

		Foreign
		exchange
	Commodity risk	risk
	management	management
	contracts	contract	Total

Total unrealized risk management asset at June 30, 2007	$32,828	$182	$33,010
Less: Unrealized risk management asset (liability) at January 1, 2007	37,100	13,873	50,973

Unrealized gain (loss) on risk management contracts	$(4,272)	$(13,691)	$(17,963)

Natural Gas Fixed Price Sales Contract
Pengrowth assumed a natural gas fixed price physical sales contract in conjunction with an acquisition. The estimated fair value of the liability associated with these contracts was recorded at the date of acquisition and is being reduced as the contracts are settled. At June 30, 2007, the amount Pengrowth would pay to terminate the fixed price sales contract would be $13.2 million. Details of the physical fixed price sales contract are provided below:

	Volume	Price
Remaining Term	(mmbtu per day)	per mmbtu (1)

2007 to 2009
Jul 1, 2007 – Oct 31, 2007	3,886	$2.29 Cdn
Nov 1, 2007 – Oct 31, 2008	3,886	$2.34 Cdn
Nov 1, 2008 – Apr 30, 2009	3,886	$2.40 Cdn

(1)	Reference price based on AECO
Fair value of financial instruments

The carrying value of financial instruments, excluding those listed below, approximate their fair value due to their short maturity. Risk management contracts are recorded at fair value in the balance sheet. The remaining financial instruments are recorded in the balance sheet at historical cost. The estimated fair value of these financial instruments are as follows:

	As at June 30, 2007		As at December 31, 2006
		Net book		Net book
	Fair value	value	Fair value	value

Remediation funds	$14,153	$14,107	$11,162	$11,144
U.S. dollar denominated debt	204,436	212,219	224,624	233,080
Pound sterling denominated debt	97,737	106,109	109,692	114,120
Convertible debentures	75,122	75,079	75,488	75,127

- 40 - PENGROWTH ENERGY TRUST
15. OTHER COMPREHENSIVE INCOME
There are no items included in other comprehensive income during the three months and six months ended June 30, 2007 other than net income.
16. SUBSEQUENT EVENTS
On July 13, 2007, with proceeds from Pengrowth’s increased term credit facility, Pengrowth fully repaid the remaining $322 million outstanding on the bridge facility that was due January 22, 2008.
On July 26, 2007, Pengrowth closed a U.S. $400 million offering of notes issued on a private placement basis in the United States. The private placement consists of 6.35 percent notes due in 2017. The notes are unsecured and rank equally with Pengrowth’s bank facilities and existing term notes. Pengrowth has eliminated the $600 million bridge facility and maintained its $1.2 billion term credit facility, all other term notes and convertible debentures.

PENGROWTH ENERGY TRUST - 41 -
Corporate Information

DIRECTORS OF PENGROWTH
CORPORATION
Thomas A. Cumming
Business Consultant
Wayne K. Foo
President & CEO, Petro Andina
Resources Inc.
Kirby L. Hedrick
Business Consultant
James S. Kinnear; Chairman
President, Pengrowth Management
Limited
Michael S. Parrett
Business Consultant
A. Terence Poole
Business Consultant
D. Michael G. Stewart
Principal, Ballinacurra Group
Stanley H. Wong
President, Carbine Resources Ltd.
John B. Zaozirny; Lead Director
Counsel, McCarthy Tetrault
Director Emeritus
Thomas S. Dobson
Francis G. Vetsch
President, Vetsch Resource
Management Ltd.
OFFICERS OF PENGROWTH
CORPORATION
James S. Kinnear
Chairman, President and Chief
Executive Officer
Christopher Webster
Chief Financial Officer
Gordon M. Anderson
Vice President
Doug C. Bowles
Vice President and Controller
James Causgrove
Vice President, Production and
Operations
Peter Cheung
Treasurer
William Christensen
Vice President, Strategic Planning
and Reservoir Exploitation
Charles V. Selby
Vice President and Corporate
Secretary
Larry B. Strong
Vice President, Geosciences
TRUSTEE
Computershare Trust Company of
Canada
BANKERS
Bank Syndicate Agent: Royal Bank
of Canada
AUDITORS
KPMG LLP
ENGINEERING CONSULTANTS
GLJ Petroleum Consultants Ltd.

ABBREVIATIONS
bbl	barrel
bcf	billion cubic feet
boe*	barrels of oil equivalent
gj	gigajoule
mbbls	thousand barrels
mmbbls	million barrels
mboe*	thousand barrels of oil equivalent
mmboe*	million barrels of oil equivalent
mmbtu	million British thermal units
mcf	thousand cubic feet
mmcf	million cubic feet
*6 mcf of gas =1 barrel of oil equivalent
PENGROWTH AND A STRONG
COMMUNITY
Pengrowth believes in enhancing
the community where our
employees live and work.
Pengrowth and Pengrowth
Management Limited support
causes and institutions both
financially and through volunteer
efforts and are proud of these
associations and partnerships with
many community-building non-
profit organizations.
Pengrowth has a substantial
investment in our community
though many of the costs are
attributed to Pengrowth
Management, Pengrowth
Energy Trust unitholders
benefit through the visibility
associated with these
vital partnerships.
STOCK EXCHANGE LISTINGS
The Toronto Stock Exchange:
Symbol: PGF.UN
The New York Stock Exchange:
Symbol: PGH
PENGROWTH ENERGY TRUST
Head Office
Suite 2900, 240 — 4 Avenue S.W.
Calgary, Alberta T2P 4H4 Canada
Telephone: (403) 233-0224
Toll-Free: (800) 223-4122
Facsimile: (403) 265-6251
Email:
investorrelations@pengrowth.com Website: www.pengrowth.com
Toronto Office
Scotia Plaza, 40 King Street West
Suite 3006 - Box 106
Toronto, Ontario M5H 3Y2 Canada
Telephone: (416) 362-1748
Toll-Free: (888) 744-1111
Facsimile: (416) 362-8191
Halifax Office
Purdy’s Tower 1 - Suite 1700
1959 Upper Water Street
Halifax, Nova Scotia B3J 2N2
Canada
Telephone: (902) 425-8778
Facsimile: (902) 425-7887
London Office
33 St. James Square
London, England SW1 Y4JS
Telephone: 011 (44) 207-661-9591
Facsimile: 011 (44) 207-661-9592
INVESTOR RELATIONS
For investor relations enquiries,
please contact:
Investor Relations, Calgary
Telephone: (403) 233-0224
Toll-Free: (888) 744-1111
Facsimile: (403) 294-0051
Email:
investorrelations@pengrowth.com